Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SOUTHWALL TECHNOLOGIES INC.

at

$13.60 Net Per Share

by

BACKBONE ACQUISITION SUB, INC.

a wholly-owned subsidiary of

SOLUTIA INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THE NIGHT OF TUESDAY, NOVEMBER 22, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of October 6, 2011 (the “Merger Agreement”), by and among Solutia Inc., a Delaware corporation (“Parent”), Backbone Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and Southwall Technologies Inc., a Delaware corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $13.60 per Share, net to the seller thereof in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal enclosed with this Offer to Purchase (the “Letter of Transmittal”), which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer” described in this Offer to Purchase. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser, any other subsidiary of Parent, any subsidiary of the Company or in the treasury of the Company, or by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

The board of directors of the Company has unanimously (i) determined that it is fair and advisable for Parent to acquire the Company on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and declared advisable the Merger, (iii) authorized, adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iv) recommended that the holders of Shares accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to 12:00 midnight, New York City time, on the night of Tuesday, November 22, 2011 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event the “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) a number of Shares which, together with any Shares owned by Parent or Purchaser, if any, immediately following the time that Purchaser has accepted for payment all Shares tendered pursuant to the Offer, represent at least a majority of the sum of (i) the number of Shares then issued and outstanding plus (ii) all Shares that the Company may be required to issue on or prior to the Closing (as defined in the Merger Agreement) (regardless of when occurring) as a result of the vesting (including vesting solely as a result of the consummation of the Offer), conversion or exercise of Company options and other derivative securities, including warrants, options (other than the Top-Up Option (as defined below)), convertible or exchangeable securities or other rights to acquire Shares (including any shares of Series A 10% Cumulative Convertible Preferred Stock, par value $0.001 (“Preferred Stock”) of the Company remaining outstanding), regardless of the conversion or exercise price or other terms and conditions thereof. The number of Shares calculated pursuant to the immediately preceding sentence is the minimum number of Shares (assuming the full dilution thereof) required to adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement pursuant to the organizational documents of the Company and the General Corporation Law of the State of Delaware (the “DGCL”). The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The Offer is also subject to other conditions described in Section 15—“Conditions of the Offer.”

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser in the Offer, you should either (i) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, in each case prior to the Expiration Date, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser in the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser in the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

*  *   *   *  *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D.F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a wholly-owned subsidiary of Parent, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $13.60 net per Share in cash (without interest and less any applicable withholding taxes), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

Backbone Acquisition Sub, Inc., a wholly-owned subsidiary of Solutia Inc., is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the purpose of making the Offer and completing the process by which Purchaser will be merged with and into the Company. Parent is a Delaware corporation. See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser” of this Offer to Purchase for more information.

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. We are not making an offer to purchase any of the outstanding shares of the Company’s Series A 10% Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”). However, holders of Preferred Stock may convert their shares of Preferred Stock into Shares by delivering a notice of conversion together with a properly completed and duly executed Letter of Transmittal to the Depositary, which will convert such shares of Preferred Stock into Shares and process such Letter of Transmittal relating to the resulting Shares in the same manner as other Shares tendered into the Offer. Holders of Shares that have not been adjusted to reflect the Company’s 1-for-5 reverse stock split, which occurred on March 9, 2011, may tender such Shares to the Depositary, who will first adjust such tendered Shares to reflect the reverse stock split and then process the tender of the resulting number of Shares.

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as reasonably practicable after consummation of the Offer, to have Purchaser consummate the Merger. Upon consummation of the Merger, the Company would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $13.60 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender them to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses to do so. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether it will charge you a fee for tendering your Shares in the Offer. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares” of this Offer to Purchase for more information.

What are the most significant conditions to the Offer?

Under the terms of the Agreement and Plan of Merger, dated as of October 6, 2011 (the “Merger Agreement”), we are not obligated to purchase any Shares that are tendered in the Offer unless, prior to the expiration of the Offer:

•

there have been validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the Expiration Date at least a majority of the sum of (i) the number of Shares then issued and outstanding plus (ii) all Shares that the Company may be required to issue on or prior to the Closing (as defined in the Merger Agreement) as a result of the vesting, conversion or exercise of Company options and other derivative securities, including warrants, options (other than the Top-Up Option), convertible or exchangeable securities or other rights to acquire Shares (including any shares of Preferred Stock remaining outstanding);

•

the required approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other comparable applicable foreign antitrust laws, shall have been obtained, waived or made, as applicable, and the respective waiting periods required in connection with such laws shall have expired or been terminated;

•	a Company Material Adverse Effect (as defined in the Merger Agreement) shall not have occurred;

•

there shall not have occurred any destruction of, damage to or loss at the Company’s manufacturing facility located in Dresden, Germany (whether by fire or otherwise) that has caused or is reasonably expected to cause a 30% or greater reduction in such facility’s manufacturing capacity for a period reasonably expected to extend for more than 180 days; and

•	we are not prohibited from consummating the Offer or the Merger by any applicable law or court order.

The Offer is also subject to a number of other conditions. We can waive any of the conditions to the Offer without the consent of the Company, except the Minimum Condition. See Section 15—“Conditions of the Offer” of this Offer to Purchase for more information.

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. If the conditions to the Offer are satisfied, Parent will provide us with sufficient funds to purchase all of the Shares validly tendered in the Offer and not properly withdrawn and to complete the Merger. Parent intends to provide the necessary funds from existing cash on hand. The Offer is not conditioned on any financing arrangement. See Section 9—“Source and Amount of Funds” of this Offer to Purchase for more information.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

Purchaser, through its parent company, Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not properly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger and Purchaser, through its parent company, Parent, will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

See Section 9—“Source and Amount of Funds” of this Offer to Purchase for more information.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on the night of Tuesday, November 22, 2011, to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three Nasdaq Capital Market trading days. For the tender to be valid however, the Depositary must receive the missing items within such three trading day period. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase for more information.

Can the Offer be extended? Under what circumstances can or will the Offer be extended?

Yes. We have agreed in the Merger Agreement, that so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, we are required to extend the Offer beyond its initial Expiration Date:

•	for any period required by any rule or regulation of the SEC or its staff or The Nasdaq Stock Market (“Nasdaq”); and

•

if, at a scheduled Expiration Date, any of the conditions of the Offer has not been satisfied and has not been waived by Purchaser or Parent (other than the condition that the Company shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement) and the Company requests in writing, no less than two business days prior to such scheduled Expiration Date, that we extend the Offer, for successive periods of up to twenty business days; provided, however, that we are not obligated to so extend the Offer for more than an aggregate of an additional twenty business days unless, upon the expiration of such twentieth business day, each of the conditions of the Offer (other than the condition that the required antitrust approvals have been obtained, waived or made, as applicable, and the respective waiting periods required in connection with such laws shall have expired or been terminated) has been satisfied and, in such case, we will be required to extend the Offer by an additional twenty business days.

In addition, under the Merger Agreement, Purchaser may extend the Offer beyond its initial Expiration Date for successive periods of up to twenty business days each, the length of each such period to be determined by Purchaser in its sole discretion, if at a scheduled Expiration Date any of the conditions of the Offer has not been satisfied and has not been waived by Purchaser or Parent.

In no event will we be required to extend the Offer beyond February 15, 2012 (the “End Date”); provided, however, that in the event that each of the conditions of the Offer (other than the condition that the required antitrust approvals have been obtained, waived or made, as applicable, and the respective waiting periods required in connection with such laws shall have expired or been terminated) has been satisfied, in which case, we will not be required to extend the Offer beyond April 30, 2012.

In addition, following our acceptance of Shares tendered in the Offer, we may, without the consent of the Company, provide a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended.

If we extend the time period of this Offer, such extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer” of this Offer to Purchase for more information.

How do I tender my Shares?

To tender all or any portion of your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company, together with a completed Letter of Transmittal or an Agent’s Message, and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq Capital Market trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase for more information.

Can I withdraw Shares that I previously tendered in the Offer? Until what time may I withdraw previously tendered Shares?

Yes. You may withdraw previously tendered Shares at any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after December 24, 2011, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer in a timely manner to arrange for the withdrawal of your Shares. However, Shares tendered during a subsequent offering period, if any, may not be withdrawn. See Section 4—“Withdrawal Rights” of this Offer to Purchase for more information.

How do I withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must properly withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights” of this Offer to Purchase for more information.

What does the board of directors of the Company think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the board of directors of the Company (the “Company Board”). The Company Board has unanimously:

•	determined that it is fair and advisable for Parent to acquire the Company on the terms and subject to the conditions set forth in the Merger Agreement;

•	approved and declared advisable the Merger;

•

authorized, adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement; and

•	recommended that the holders of Shares accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

The factors considered by the Company Board in making the determinations and the recommendation described above are described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the SEC and is being mailed to the stockholders of the Company together with this Offer to Purchase.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company” of this Offer to Purchase for more information.

If a majority of the Shares are tendered and accepted for payment, will the Company continue as a public company?

No. If Purchaser acquires 90% or more of the outstanding Shares in the Offer, including following the exercise of the Top-Up Option, Purchaser intends to consummate the Merger pursuant to the short-form merger procedures under the DGCL as soon as reasonably practicable following the consummation of the Offer without a vote or any further action by the stockholders of the Company. In the event that Purchaser purchases a majority of the outstanding Shares in the Offer, but does not acquire at least 90% of the outstanding Shares following the consummation of the Offer (and a subsequent offering period, if any, and the exercise of the aforementioned Top-Up Option), the Merger will be completed following the adoption of the Merger Agreement by the stockholders of the Company who hold a majority of the outstanding Shares. In either case, if the Merger takes place, the Company will no longer be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Company’s common stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there may not be a public trading market for the common stock of the Company, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 13—“Certain Effects of the Offer” of this Offer to Purchase for more information.

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If Purchaser acquires 90% or more of the outstanding Shares in the Offer, including following the exercise of the Top-Up Option, Purchaser intends to consummate the Merger pursuant to the short-form merger procedures under the DGCL as soon as reasonably practicable following the consummation of the Offer without a vote or any further action by the stockholders of the Company. In the event that Purchaser purchases a majority of the outstanding Shares in the Offer, but does not acquire at least 90% of the outstanding Shares following the consummation of the Offer (and a subsequent offering period, if any, and the exercise of the aforementioned Top-Up Option), the Merger will be completed following the adoption of the Merger Agreement by the stockholders of the Company who hold a majority of the outstanding Shares. However, if the Minimum Condition is not satisfied, pursuant to the Merger Agreement, we are not required to accept the Shares for payment or consummate the Merger and we may not waive the Minimum Condition without the Company’s prior written consent. If the Merger takes place, Parent will own all of the outstanding Shares and all remaining stockholders of the Company (other than Parent, Purchaser, any other subsidiary of Parent, any subsidiary of the Company or the Company and any stockholders who are entitled to exercise and have properly exercised appraisal rights under Delaware law) will receive $13.60 per Share in cash, without interest and less any applicable withholding taxes. See the “Introduction” of this Offer to Purchase for more information.

If I object to the price being offered, will I have appraisal rights?

Not in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will have appraisal rights under Delaware law in connection with the Merger. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation (as defined below). Any determination of the fair value of Shares could be based on considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the Offer Price. See Section 12—“Purpose of the Offer; Plans for the Company” of this Offer to Purchase for more information.

If I decide not to tender my Shares in the Offer, how will the Offer and the consummation of the Merger affect my Shares?

If the Merger is consummated, subject to any appraisal rights validly exercised under Delaware law, stockholders who did not validly tender their Shares in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available. Even if the Merger for some reason does not take place, but we purchase all of the tendered Shares, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer” of this Offer to Purchase for more information.

What is the market value of my Shares as of a recent date?

On October 3, 2011, the last sale price of the Shares reported on The Nasdaq Capital Market was $9.50 per Share. No Shares traded on either October 4, 2011 or October 5, 2011, the last trading days prior to our announcement that we had entered into the Merger Agreement. On October 24, 2011, the last trading day before we commenced the Offer, the last sale price of the Shares reported on The Nasdaq Capital Market was $13.55. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends” of this Offer to Purchase for more information.

Are there any compensation arrangements between Parent and the Company’s executive officers or other key employees?

No. As indicated in the Merger Agreement, following completion of the Merger, Parent expects that the Company will continue to employ its employees, including its executive officers, on terms similar to their current employment arrangements and, in particular, the terms of certain amended employment agreements entered into by the Company with certain of its executive officers prior to the commencement of the Offer. See Section 11—“The Merger Agreement” of this Offer to Purchase for more information.

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. On October 6, 2011, concurrently with the execution of the Merger Agreement, each of Dolphin Direct Equity Partners, L.P. and certain entities affiliated with Needham Capital Partners (collectively, the “Needham Funds”), respectively, entered into Tender and Support Agreements with Parent, Purchaser and the Company (the “Support Agreements”). An aggregate of 1,639,858 Shares (representing those Shares issuable upon conversion of shares of Preferred Stock held by such stockholders), as of October 4, 2011, or approximately 63% (on an as-converted and fully-diluted basis) of the Shares, are subject to the Support Agreements. See Section 11—“The Merger Agreement” of this Offer to Purchase for more information.

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $13.60 in cash (without interest and less any applicable withholding taxes) promptly following the expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares” of this Offer to Purchase for more information.

What is the Top-Up Option and when could it be exercised?

The Company has granted to Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company up to the number of newly-issued, fully paid and nonassessable Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the sum of (a) the number of Shares outstanding immediately after the issuance of all Shares subject to the Top-Up Option plus (b) all Shares which the Company may be required to issue on or prior to the Closing (as defined in the Merger Agreement) as a result of the vesting, conversion or exercise of Company options and other derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares (including any shares of Preferred Stock remaining outstanding), or (ii) the aggregate number of Shares that the Company is authorized to issue under the Company’s certificate of incorporation but that are not issued and outstanding (and are not subscribed for or committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option is exercisable only after the initial acceptance for payment of Shares by Purchaser pursuant to the Offer. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 11—“The Merger Agreement” and Section 16—“Certain Legal Matters; Regulatory Approvals” of this Offer to Purchase for more information.

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender and the amount of cash you receive for those Shares. If you are a United States holder (as defined below) and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held your Shares for more than one year. See Section 5—“Material United States Federal Income Tax Consequences” for a discussion of United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws).

Who should I talk to if I have additional questions about the Offer?

You may call D.F. King & Co., Inc., the Information Agent for the Offer, toll-free at (800) 487-4870. Banks and brokers may call collect at (212) 269-5550. See the back cover of this Offer to Purchase for more information.

INTRODUCTION

Backbone Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Solutia Inc., a Delaware corporation (“Parent”), hereby offers to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Southwall Technologies Inc., a Delaware corporation (the “Company”), at a price of $13.60 per Share, net to the seller thereof in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, on the night of Tuesday, November 22, 2011, unless the Offer is extended in accordance with the terms of the Merger Agreement (as defined below) (as such may be extended, the “Expiration Date”) or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 6, 2011 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that after the purchase of the Shares in the Offer, Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser, any other subsidiary of Parent, any subsidiary of the Company or in the treasury of the Company, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who are entitled to exercise and have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive $13.60 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of options and other equity securities of the Company.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company N.A., as depositary for the Offer (the “Depositary”), and D.F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

The board of directors of the Company has unanimously (i) determined that it is fair and advisable for Parent to acquire the Company on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and declared advisable the Merger, (iii) authorized, adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iv) recommended that the holders of Shares accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

The factors considered by the board of directors of the Company (the “Company Board”) in making the determinations and recommendations described above and other matters relied upon by the Company Board, including the written opinion of one of its financial advisors as to the fairness, from a financial point of view, of the Offer Price to holders of Shares, are described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being mailed to the stockholders of the Company with this Offer to Purchase. Stockholders of the Company are urged to, and should, carefully read the Schedule 14D-9.

The consummation of the Offer will be conditioned on (i) at least a majority of the Shares (on a fully-diluted basis) having been validly tendered into (and not properly withdrawn from) the Offer prior to the expiration of the Offer (the “Minimum Condition”), (ii) receipt of approval of the transaction from domestic and certain foreign merger control and antitrust authorities, (iii) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) or a material destruction of or damage to the Company’s manufacturing facility in Dresden, Germany and (iv) other customary conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Conditions of the Offer.”

The Company has advised Parent that, as of October 4, 2011, (i) 5,811,838 Shares were issued and outstanding, (ii) 8,199,292 shares of the Company’s Series A 10% Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”), were issued and outstanding, which shares of Preferred Stock were convertible into 1,639,858 Shares as of October 4, 2011 and, assuming they remain outstanding as of November 14, 2011 and dividends remain unpaid through such date, will be convertible into 1,650,850 Shares as of such date, and (iii) 1,489,875 Shares were issuable upon exercise of outstanding stock options with an exercise price of less than $13.60 per Share. Assuming that no Shares are issued after October 4, 2011, there would be 8,952,563 Shares outstanding on a fully-diluted basis and the Minimum Condition would be satisfied if at least 4,476,283 Shares are validly tendered and not properly withdrawn prior to the Expiration Date (which, taken together with the Shares to be tendered pursuant to the Support Agreements (as defined below), would equal more than 50% of the Shares outstanding on a fully-diluted basis). The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend in part on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer.

The Merger Agreement provides that, effective upon the Acceptance Time (as defined in the Merger Agreement), Parent is entitled to designate a number of directors, which shall give Parent representation equal to at least that number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to this sentence) and (ii) a fraction, the numerator of which is the number of Shares held by Parent and Purchaser (giving effect to the Shares accepted for payment or purchased pursuant to the Offer and, if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option), and the denominator of which is the total number of then outstanding Shares (not determined on a fully-diluted basis), and the Company will cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, the Company will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board.

After the Acceptance Time and until the closing of the Merger, the Company Board will have at least such number of directors who qualify as independent directors (the “Independent Directors”) for purposes of the continued listing requirements of The Nasdaq Stock Market (“Nasdaq”) and United States Securities and Exchange Commission (“SEC”) rules and regulations as are required by such rules and regulations, provided that the Company shall, upon Parent’s request, take all action necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the Nasdaq rules (or any successor provision) and make all necessary filings and disclosure associated with such status. If the number of Independent Directors is reduced below the number of directors required by such rules and regulations, the remaining Independent Directors will be entitled to designate persons to fill such vacancies.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the closing of the Offer to approve the Merger without the affirmative vote of any other stockholder of the Company. The Company has agreed, if required, to cause a meeting of its stockholders to be held as promptly as practicable following the later of the Acceptance Time or the expiration of any subsequent offering period for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement and the Merger. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the outstanding Shares in the Offer, including the purchase of Shares pursuant to the Support Agreements and the Top-Up Option (as defined below), if applicable, Purchaser may, in its discretion, consummate the Merger under the DGCL without a stockholders’ meeting and without the approval of the Company’s stockholders. See Section 11—“The Merger Agreement.”

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on the night of Tuesday, November 22, 2011, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to the Subsequent Offering Period described below), expires; provided, however, that the Expiration Date may not be extended beyond February 15, 2012 (the “End Date”), unless, as of such date, all of the conditions of the Offer have been satisfied or waived, except that the approval of any domestic or foreign antitrust authority shall be pending, in which case, the Expiration Date may not be extended beyond April 30, 2012.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15—“Conditions of the Offer.” Subject to the provisions of the Merger Agreement, Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition, which may only be waived with the prior written consent of the Company). The Merger Agreement provides that, Purchaser may, in its discretion, extend the Offer for successive periods of up to twenty business days each if, at any scheduled expiration date, any of the conditions of the Offer is not satisfied or has not been waived by Parent or Purchaser. The Merger Agreement also provides that Purchaser will, at the request of the Company, extend the Offer for successive periods of up to twenty business days each if, at any scheduled expiration date, any of the conditions of the Offer (other than the condition related to the Company’s performance of its obligations under the Merger Agreement) is not satisfied or has not been waived by Parent or Purchaser; provided, that Purchaser will not be required to extend the Offer for more than an aggregate of an additional twenty business days unless, upon the expiration of such twentieth business day, each of the conditions of the Offer (other than the condition that the required antitrust approvals have been obtained, waived or made, as applicable, and the respective waiting periods required in connection with such laws shall have expired or been terminated) is satisfied or has been waived by Parent or Purchaser, in which case Purchaser will be required to extend the Offer for an additional twenty business days. However, Purchaser is not required to extend the Offer beyond the End Date and may terminate the Merger Agreement on that date, unless the condition of the Offer relating to expiration or termination of the required antitrust approvals has not been satisfied or waived by Parent or Purchaser at such time, in which case Purchaser will not be required to extend the Offer beyond April 30, 2012. Purchaser has agreed that it will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer.

The Merger Agreement also provides that, if the Minimum Condition is satisfied and Purchaser purchases Shares in the Offer, Purchaser may provide for a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”). A Subsequent Offering Period is an additional period of time of not less than three nor more than twenty business days in length, beginning after Purchaser initially accepts for purchase Shares tendered in the Offer, during which time stockholders may validly tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d-11 promulgated under the Exchange Act provides that Purchaser may provide for the Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of twenty business days and has expired, (ii) the Offer is for all outstanding shares, (iii) Purchaser accepts and promptly pays for all Shares validly tendered during the Offer prior to the Expiration Date, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 AM, New York City time, on the next business day after the Expiration Date and immediately begins a Subsequent Offering Period, (v) Purchaser immediately accepts and promptly pays for Shares as they are validly tendered during the Subsequent Offering Period, and (vi) Purchaser offers the same form and amount of consideration to holders of Shares in both the initial Offer period and a Subsequent Offering Period. In the event that Purchaser elects to provide for a Subsequent Offering Period, it will announce such Subsequent Offering Period by issuing a press release to a national news service prior to 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to (i) extend the Offer if any of the conditions set forth in Section 15—“Conditions of the Offer” have occurred, (ii) waive any condition to the Offer (other than the Minimum Condition) or (iii) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) promulgated under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) promulgated under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain validly tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent validly tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) promulgated under the Exchange Act, which requires that a purchaser making a tender offer pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are properly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15—“Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) promulgated under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) promulgated under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for validly tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain validly tendered Shares, and such Shares may not be withdrawn, except to the extent that the validly tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) promulgated under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to a Subsequent Offering Period, if it is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Preferred Stock. Holders of shares of Preferred Stock may validly tender Shares issuable upon conversion of their shares of Preferred Stock by delivering to the Depositary a notice of conversion, together with a properly completed and duly executed Letter of Transmittal. All other provisions of this Offer to Purchase shall apply to the tender of Shares issuable upon conversion of shares of Preferred Stock.

Reverse Stock Split. Holders of Shares that have not been adjusted to reflect the Company’s 1-for-5 reverse stock split, which occurred on March 9, 2011, may tender such Shares to the Depositary, which will first adjust such tendered Shares to reflect the reverse stock split and then process the tender of the resulting number of Shares in the Offer. All other provisions of this Offer to Purchase shall apply to the tender of such Shares.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to a Subsequent Offering Period, if it is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For Shares to be validly tendered during a Subsequent Offering Period, if it is provided, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during a Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i.	such tender is made by or through an Eligible Institution;

ii.	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

iii.	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq Capital Market trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

The method of delivery of Share Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the United States Internal Revenue Service (“IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, each tendering United States holder (as defined below) must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States holders tendering Shares in the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each tendering

Non-United States holder (as defined below) must submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such Non-United States holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal for more information.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after December 24, 2011, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during the Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period, if it is provided, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to certain beneficial holders of Shares upon the tender of Shares for cash in the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate; or

•	any holder of Shares that entered into a Support Agreement as part of the transactions described in this Offer to Purchase.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes), organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

Payments with Respect to Shares

The exchange of Shares for cash in the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding

Proceeds from the exchange of Shares in the Offer or pursuant to the Merger generally will be subject to backup withholding at the applicable rate (currently 28%) unless the applicable United States holder or other payee provides valid taxpayer identification number and complies with certain certification procedures (usually by furnishing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

For purposes of this discussion, the term “Non-United States holder” means a beneficial owner of Shares that is, for United States Federal Income Tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to Non-United States holders, and assumes that no item of income, gain, deduction or loss derived by a Non-United States holder in respect of Shares at any time is effectively connected with the conduct by such holder of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-United States holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	Non-United States holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Payments made to a Non-United States holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the Non-United States holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding

A Non-United States holder may be subject to backup withholding with respect to the proceeds from the exchange of Shares in the Offer or pursuant to the Merger, unless, generally, the Non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-United States holder is not a United States person, or the Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary. Any amounts withheld under the backup withholding rules will be allowed as a credit against the Non-United States holder’s United States federal income tax liability, and may entitle the holder to a refund, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash in the Offer or exchanging their Shares for cash pursuant to the Merger under any federal, state, foreign or other tax laws.

6.	Price Range of Shares; Dividends.

The Shares are listed on The Nasdaq Capital Market under the symbol “SWTX.” The Shares have been listed on The Nasdaq Capital Market since March 30, 2011. The Shares were previously quoted on the OTC Bulletin Board under the symbol “SWTX.OB.”

The following table sets forth for the indicated periods the high and low sales prices per Share as reported on The Nasdaq Capital Market. The prices in the table set forth below account for the Company’s 1-for-5 reverse stock split, which occurred on March 9, 2011.

	High	Low
Year Ended December 31, 2009:
First Quarter	$4.00	$2.25
Second Quarter	5.05	2.25
Third Quarter	6.25	4.00
Fourth Quarter	8.75	5.75

Year Ended December 31, 2010:
First Quarter	$8.00	$6.70
Second Quarter	8.50	7.10
Third Quarter	9.65	7.55
Fourth Quarter	13.60	9.65

Year Ending December 31, 2011:
First Quarter	$12.55	$10.25
Second Quarter	13.45	11.26
Third Quarter	13.97	9.38
Fourth Quarter (through October 24, 2011)	13.56	9.38

On October 3, 2011, the last trading day on which Shares were traded before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of Shares reported on The Nasdaq Capital Market was $9.50 per share; therefore, the Offer Price of $13.60 per share represents a premium of approximately 45% over such price. There were no trades in the Shares on either October 4, 2011 or October 5, 2011, the last two trading days before Parent and the Company announced that they had entered into the Merger Agreement. On October 24, 2011, the last trading day prior to the commencement of the Offer, the last sale price of the Shares reported on The Nasdaq Capital Market was $13.55 per Share.

Stockholders are urged to obtain current market quotations for the Shares before making a decision with respect to the Offer.

The Company has never declared or paid any cash dividends in respect of the Shares. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of the Shares unless approved in advance by Parent in writing (other than with respect to dividends in respect of shares of Preferred Stock accruing in the ordinary course, which are subject to the terms of the Support Agreements).

7.	Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and is qualified in its entirety by reference to such report.

General. The Company is a Delaware corporation with its principal executive offices located at 3788 Fabian Way, Palo Alto, California 94303. The telephone number of the Company is (650) 798-1200. The Company is a provider of energy efficiency products. The Company develops and manufactures high performance films and glass products that improve energy efficiency in architectural and automotive glass applications. Founded in response to the oil embargo of 1973, the Company has approximately 35 years of experience and commercial adoption of its products worldwide. The Company’s products are designed to enable its green building and transportation customers to increase the amount of glass used in their designs while decreasing carbon emissions and reducing the amount of oil and electricity used in the heating and cooling of buildings and vehicles.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contain reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at http://www.southwall.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Parent and Purchaser.

General. Parent is a Delaware corporation with its principal executive offices located at 575 Maryville Centre Drive, P.O. Box 66760, St. Louis, Missouri 63166-6760. The telephone number of Parent is (314) 674-1000. Parent, together with its subsidiaries, is a global manufacturer of performance materials and specialty chemicals used in a broad range of consumer and industrial applications including interlayers and aftermarket film for automotive and architectural glass; chemicals that promote safety and durability in tires; and encapsulants, coatings and specialty chemicals used in a variety of electronic, industrial and energy solutions. To serve its customers, Parent utilizes a global infrastructure consisting of 22 manufacturing facilities, 7 technical centers and over 30 sales offices globally, collectively staffed by 3,300 employees located in the United States, Europe, Latin America and Asia Pacific.

Purchaser is a wholly-owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the outstanding Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

Certain Relationships Between Parent and the Company. The Company sells rolls of applied window film product to Parent, who markets the product under three brands for the aftermarket automotive and architectural markets through a worldwide distribution network of companies owned by or affiliated with Parent. The Company and Parent’s subsidiary, Globamatrix Holdings Pte. Ltd., are party to a distribution agreement, dated as of January 1, 2002 (the “Distribution Agreement”). Under the Distribution Agreement, the Company granted Parent an exclusive worldwide license to distribute the Company’s aftermarket applied film in the automotive and architectural glass markets. Beginning in 2004, Parent agreed to a minimum purchase commitment of $9 million of product. For each year after 2004 until December 31, 2011 (when the Distribution Agreement expires), Parent is obligated to purchase an amount of product equal to 110% of the amount of product it was required to purchase in the prior year. During 2010, Parent accounted for 38% of the Company’s net revenues. The Distribution Agreement expires on December 31, 2011.

A copy of the Distribution Agreement is filed as Exhibit (d)(10) to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on October 25, 2011 (together with any exhibits and annexes thereto, as it may be amended or supplemented from time to time, the “Schedule TO”), and is incorporated herein by reference.

On October 6, 2011, the Company accepted a non-exclusive purchase order (the “Purchase Order”) from Parent, which will take effect on January 1, 2012. By accepting the Purchase Order, the Company is committed to supplying certain products to Parent, consistent with historical price and volume levels, for a period of six months beginning on January 1, 2012. The Purchase Order shall be discontinued immediately and be of no further effect if the Merger Agreement is terminated, unless (i) the Company terminates the Merger Agreement in connection with its entry into or its intent to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (each as defined in the Merger Agreement), (ii) Parent terminates the Merger Agreement upon a Company Adverse Recommendation Change (as defined in the Merger Agreement) or (iii) Parent terminates the Merger Agreement as a result of the Company’s breach of its obligations under the Merger Agreement and, in each such case, the Purchase Order will not be discontinued and will remain in effect for the stated term of six months.

In addition, Novomatrix Pte. Ltd., a subsidiary of Parent, has purchased ceramic film and certain other products from the Company and its subsidiaries on a purchase order basis in the ordinary course of business during the prior two years.

Parent and certain of its subsidiaries have sold PVB to the Company in the ordinary course of business during the prior two years.

In addition, the Company has also provided re-slitting and interleaving services for Parent and its subsidiaries in the ordinary course of business during the prior two years. In 2011, the Company began providing pre-lamination services for Parent and its subsidiaries in the ordinary course of business.

The Company and Parent are parties to a disclosure agreement, dated as of November 2, 2009 (the “Disclosure Agreement”), pursuant to which each of the Company and Parent agreed to keep confidential and to not disclose confidential information of one party that was disclosed to the other party between the date of the Disclosure Agreement and March 31, 2010 (the “Restricted Period”). The parties entered into a subsequent disclosure agreement, dated as of November 18, 2010 (the “Amended Disclosure Agreement”), which extended the Restricted Period until March 31, 2011. The parties’ confidentiality and nondisclosure obligations under the Amended Disclosure Agreement continue for a period of two (2) years from the date of the Amended Disclosure Agreement.

A copy of the Disclosure Agreement and the Amended Disclosure Agreement are filed as Exhibits (d)(4) and (d)(5), respectively, to the Schedule TO and are incorporated herein by reference.

Parent and the Company entered into an exclusivity agreement (the “Exclusivity Agreement”), dated as of June 26, 2011 and amended on each of August 16, 2011, September 20, 2011 and September 29, 2011, during the course of discussions between the parties regarding a possible business combination between Parent and the Company. Under the Exclusivity Agreement, the Company agreed, among other things and subject to certain exceptions, to certain exclusivity and non-solicitation obligations. In addition, the Exclusivity Agreement amended certain of the terms of the Disclosure Agreement to (i) extend the parties’ confidentiality obligations to cover information exchanged between the parties until June 1, 2013 and (ii) extend the time period under which the parties are obligated to keep such information confidential until March 31, 2012. Also, in the Exclusivity Agreement, Parent agreed to a standstill provision placing restrictions on, among other things, the ability of Parent and its affiliates to acquire, or offer or propose to acquire, beneficial ownership of securities of the Company for a period of one year following the execution of the Exclusivity Agreement.

The exclusivity provisions in the Exclusivity Agreement expired on October 7, 2011 at 11:59 p.m. (California time) and, upon the parties’ entry into the Merger Agreement, Parent’s standstill obligation terminated as well. Notwithstanding the expiration and termination of such provisions, pursuant to the terms of the Merger Agreement, the confidentiality obligations contained in the Disclosure Agreement (as amended by the terms of the letter of intent) continue to be in effect in accordance with their terms until the earlier to occur of the Acceptance Time or the expiration of the Disclosure Agreement (as modified by the Exclusivity Agreement) according to its terms.

A copy of the Exclusivity Agreement (and the amendments thereto) are filed as Exhibits (d)(6), (d)(7), (d)(8) and (d)(9) to the Schedule TO and are incorporated herein by reference.

Parent owns 27,509 Shares, which represented approximately 0.005% of the outstanding Shares as of October 4, 2011. Such Shares were acquired on or prior to May 28, 1999.

Except as described in this Offer to Purchase, (i) none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement and the Support Agreements or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, or their respective subsidiaries, nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement and the Support Agreements or as otherwise described in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent, or Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two years.

None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 promulgated under the Exchange Act, Parent and Purchaser filed with the SEC the Schedule TO, of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Parent is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9.	Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger is approximately $113 million, including related transaction fees and expenses. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause Purchaser to have sufficient funds available to consummate such transactions. Parent expects to obtain the necessary funds from existing cash on hand.

Purchaser does not think its financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

Purchaser, through its parent company, Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not properly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger and Purchaser, through its parent company, Parent, will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

The following chronology summarizes the material contacts between the Company and Parent and their respective representatives that led to the entry into the Merger Agreement by Parent and the Company.

As part of their ongoing evaluation and management of the Company’s business, the Company Board and members of the Company’s senior management have regularly reviewed and assessed the Company’s operations, competitive position and strategic alternatives that may be available to the Company, with the goal of enhancing stockholder value. In addition, as part of their ongoing evaluation and management of Parent’s business, the board of directors of Parent and members of Parent’s senior management have regularly reviewed and assessed Parent’s operations, competitive position and strategic alternatives that may be available to Parent, including potential acquisitions, with the goal of enhancing stockholder value.

Parent and the Company have been generally familiar with each other and the other company’s business activities for some time. In particular, Parent and its subsidiaries have been regular customers of the Company for several years and the Company and Parent’s subsidiary are party to the Distribution Agreement. In addition, personnel from the companies have, from time to time, had contact in business settings related to their commercial relationship and other related matters.

In August 2009, representatives of Parent contacted a representative of certain entities affiliated with Needham Capital Partners (collectively, the “Needham Funds”), which in the aggregate hold a significant number of Shares and shares of Preferred Stock, and expressed interest in pursuing an acquisition of the Company. The Needham Funds conveyed the content of these conversations to members of Company management, who reported the content of the conversation to certain members of the Company Board. Parent did not make an acquisition proposal at this time, however, over the course of the next several months, the parties discussed entering into a confidentiality agreement in order to exchange nonpublic information regarding the Company’s business.

On November 2, 2009, Parent and the Company entered into the Disclosure Agreement pursuant to which they could exchange nonpublic information in connection with, among other matters, the evaluation of the potential acquisition of the Company by Parent.

In early November 2009, representatives of Parent, including Nadim Z. Qureshi, then the Vice President, Corporate Strategy and Development of Parent, met in Chicago, Illinois with representatives of the Company, including Dennis Capovilla, President and Chief Executive Officer of the Company, to discuss a potential strategic transaction, as well as certain operational matters.

On or about November 17, 2009, Mr. Qureshi sent Mr. Capovilla a request list for materials Parent would like to review to assist it in evaluating the Company. Representatives of Parent and representatives of the Company discussed this list thereafter.

On December 2, 2009, Mr. Qureshi spoke with Mr. Capovilla to discuss the materials the Company would be prepared to share with Parent in response to its request. During this call, Mr. Capovilla agreed to provide certain limited information about the Company to Parent at this stage. They also discussed possible synergies that could be realized from the possible transaction as a means by which Parent could provide additional value to the Company’s stockholders. Beginning in late December 2010, the Company provided this information to Parent in response to Parent’s request, which Parent considered over the course of the next several weeks. Based on these materials, the parties determined to set up a management presentation to discuss the information provided in further detail and give the Company the opportunity to answer questions and provide updates to the information.

On February 19, 2010, members of the Company’s management team met with members of Parent’s management team and a representative of Moelis & Company LLC, financial advisor to Parent (“Moelis”), in Palo Alto, California to review the information previously provided and to discuss additional information about the Company in connection with Parent’s consideration of a potential transaction with the Company.

On March 5, 2010, Parent sent a letter to the Company expressing its interest in acquiring the Company for a total enterprise value of between $55 million and $65 million. The proposal was subject to customary conditions, including the negotiation and execution of definitive documentation, completion of a due diligence review of the Company by Parent, approval of the transaction by the respective boards of directors of the Company and Parent, and receipt of any necessary consents and regulatory and/or governmental approvals. The proposal was expressly not subject to Parent’s receipt of third party financing to complete the transaction. In the proposal letter, Parent requested that the Company would agree to negotiate exclusively with Parent for a period until April 30, 2010.

Following the delivery of Parent’s proposal letter on March 5, 2010, representatives of Parent and representatives of the Company engaged in a series of discussions related to the proposal. In particular, Mr. Capovilla contacted Mr. Qureshi on March 12, 2010 and Mr. Capovilla indicated that, based on initial feedback from certain members of the Company Board and stockholders of the Company, Parent’s proposed valuation of the Company was low and that it would not be appealing to the Company’s stockholders. Mr. Capovilla further indicated that certain members of the Company Board and stockholders of the Company believed that the Company’s current trading price undervalued the Company and that the Company would be best able to increase its valuation and create stockholder value by continuing to operate as an independent company. Mr. Capovilla indicated that the Company did not intend to send Parent additional data at that time.

On March 17, 2010, in response to the feedback from representatives of the Company, Parent sent a letter to the Company expressing its interest in acquiring the Company. In the letter, Parent increased its initial proposed purchase price to a total enterprise value of between $65 million and $75 million. The proposal was subject to customary conditions, including the negotiation and execution of definitive documentation, completion of a due diligence review of the Company by Parent, approval of the transaction by the respective boards of directors of the Company and Parent, and receipt of any necessary consents and regulatory and/or governmental approvals. In the proposal letter, Parent requested that the Company would agree to negotiate exclusively with Parent for a period until May 15, 2010.

On March 24, 2010, the Company Board reviewed and discussed Parent’s proposal of March 17, 2010 and determined that the price was not sufficiently compelling to merit further discussion at that time.

On March 26, 2010, Mr. Capovilla contacted Mr. Qureshi and a representative of Moelis to discuss the Company Board’s reaction to Parent’s most recent proposal. Mr. Capovilla expressed the Company’s appreciation for Parent’s interest in pursuing a transaction with the Company, but he explained that the Company Board was not interested in pursuing a transaction with Parent at that time based on Parent’s proposed purchase price. Mr. Capovilla explained that the Company Board believed that it was possible to increase the Company’s valuation and maximize stockholder value by remaining an independent public company and pursuing alternative growth strategies.

During the next several weeks, representatives of the Company and representatives of Moelis held various discussions regarding one of the Company’s business units and transactions the unit was engaged in that the Company believed would enhance the Company’s overall value. Representatives of the Company indicated to the representatives of Moelis that the Company would be focused on concluding these transactions over the next several weeks.

On April 30, 2010, Parent purchased all of the outstanding shares of Novomatrix Pte. (“Novomatrix”), which had a performance window films business catering to the premium segment of the automotive aftermarket and architectural applications. Novomatrix had separately been a customer of the Company prior to its acquisition by Parent, which commercial relationship continued following its acquisition.

In early May 2010, representatives of Parent and representatives of the Company discussed the impact of the Novomatrix acquisition on the relationship between the parties. Parent indicated during these discussions that it remained interested in the acquisition of the Company, but would need additional information. The representatives of the Company indicated that the Company management team was focused on concluding its pending business unit transactions and, therefore, would not be able to provide the additional information immediately.

During late September 2010 and early November 2010, representatives of Parent and Moelis contacted representatives of the Company to discuss developments at the Company and the possibility of again considering a potential acquisition of the Company. The representatives of the Company indicated that the Company had been focused on pursuing and consummating an acquisition of a new subsidiary company, which was expected to close in the next few weeks, but thereafter would contact Parent to discuss a potential path forward towards evaluating an acquisition of the Company by Parent.

During the first week of November 2010, representatives of Parent, including D. Michael Donnelly, then president and general manager of Parent’s Performance Films division, and Mr. Qureshi, met with representatives of the Company, including Mr. Capovilla, and representatives of Needham & Company LLC (“Needham & Company”), to discuss a possible extension of their commercial relationship and Parent’s interest in pursuing an acquisition of the Company. The Company indicated that it was interested in discussing an operational or strategic transaction with Parent and that the Company was willing to engage in discussions regarding the commercial relationship between the parties and provide updated information regarding the Company to Parent.

On November 18, 2010, the Company and Parent entered into the Amended Disclosure Agreement pursuant to which they could exchange nonpublic information, including information provided in connection with the evaluation of the potential acquisition of the Company by Parent.

On November 19, 2010, members of the Company’s management team, including Mr. Capovilla, and representatives of Needham & Company met in Chicago, Illinois with representatives of Parent, including Messrs. Donnelly and Qureshi and D. John Srivisal, Vice President, Transaction Execution of Parent, to discuss recent developments at the Company. The parties discussed a potential acquisition of the Company by Parent and the Company provided a limited set of financial information to Parent, subject to the terms of the Amended Disclosure Agreement between the parties. The Company agreed that it would send additional financial data to Parent, and Parent indicated that it would send a revised preliminary valuation proposal based on the additional data provided.

Over the next several weeks following this meeting, the parties held intermittent discussions regarding the terms of their commercial arrangement pursuant to the Distribution Agreement, under which the Company supplies Parent’s subsidiary with finished window film on an exclusive basis. This Distribution Agreement was due to expire, by its terms, on December 31, 2011.

The parties exchanged several emails and held various telephonic discussions throughout January and February of 2011 regarding a possible acquisition of the Company by Parent. During this period, the representatives of the Company encouraged the representatives of Parent to provide greater specificity on the terms on which Parent would be willing to enter into the proposed transaction.

On March 11, 2011, representatives of Parent contacted representatives of the Company to explain that Parent remained interested in acquiring the Company and to indicate orally that Parent would be willing to acquire the Company for an enterprise value of the Company of $105 million.

On March 15, 2011, Parent sent a letter to the Company expressing its interest in acquiring the Company for a total enterprise value of $105 million. The proposal was subject to customary conditions, including the negotiation and execution of definitive documentation, completion of a due diligence review of the Company by Parent, approval of the transaction by the respective boards of directors of the Company and Parent, and receipt of any necessary consents and regulatory and/or governmental approvals. In the proposal, Parent requested that the Company would agree to negotiate exclusively with Parent for a period until May 15, 2011.

On March 17, 2011, members of the Company’s management team met with representatives of Parent to discuss operational matters, including terms of the commercial arrangement between the companies.

In late March 2011, the Company Board held a series of meetings to review the proposed offer from Parent. During these meetings, the Company Board formed a committee comprised of Dennis Bunday, William A. Berry and R. Eugene Goodson (the “Company Board Committee”) to assist the Company, its management and representatives in their review of strategic transactions and evaluation of acquisition proposals, including the Parent proposal. Following its formation the Company Board Committee held a series of meetings to review the proposed offer from Parent.

Between March 30, 2011 and April 19, 2011 the Company Board Committee, members of the Company’s management team and representatives of Needham & Company held numerous discussions with representatives of Parent and Moelis to discuss the terms of the proposed acquisition, including the acquisition price. In particular, on March 30, 2011, Mr. Bunday and representatives from Needham & Company spoke with Messrs. Srivisal and Qureshi and representatives of Moelis and indicated that the Company Board would be prepared to proceed with a negotiated transaction if Parent’s proposed price was for a total enterprise value of the Company equal to approximately $125 million.

On April 7, 2011, Messrs. Srivisal and Qureshi and representatives of Moelis responded to representatives of the Company and representatives of Needham & Company that they believed that Parent’s most recent proposal reflected a full and fair valuation of the Company and that it was not prepared to increase its proposed purchase price. In addition, Parent indicated that it was prepared to pursue other alternative acquisitions if the Company Board did not wish to pursue further negotiations at Parent’s proposed purchase price. During this call, representatives of the Company inquired whether Parent ascribed any particular value to any particular business unit of the Company. Parent indicated that its value was for the entire Company and that it had not ascribed specific value to any particular business.

On April 11, 2011, the Company formally engaged Needham & Company as its financial advisor with respect to a sale or merger of the Company, including the possible acquisition of the Company by Parent.

On April 27, 2011, the Company sent a proposed revision to Parent’s most recent proposal. The Company’s proposed revisions contemplated the previously proposed enterprise value of $105 million but provided for the possible spin-off of a business unit of the Company prior to or in connection with the proposed transaction and indicated that the Company’s transaction costs would not reduce the purchase price, each as a means of getting additional value for the Company’s stockholders. In addition, representatives of the Company indicated that the Company would be willing to only agree to an exclusive negotiation period for 30 days, which would be subject to the exception that the Company Board could take any prohibited action if it determined it was necessary to do so in light of the fiduciary duties of the Company Board.

Between April 28, 2011 and May 17, 2011, the parties continued to discuss the proposed acquisition, without reaching agreement on acquisition terms or the extension of the term of the Distribution Agreement, as had been requested by Parent.

On May 18, 2011, Parent sent a letter to the Company formally withdrawing its acquisition proposal due to the inability of the parties to reach a mutually satisfactory understanding on the terms of the acquisition or a long-term extension to the Distribution Agreement despite a lengthy effort to do so. In its letter, Parent indicated that it would prefer to focus the parties’ attention on an extension to the Distribution Agreement.

On May 20, 2011, the Company sent a letter to Parent thanking them for their interest in acquiring the Company and informing them that the Company would be pleased to continue its commercial relationship with Parent but not on an exclusive basis.

On June 1, 2011, Parent communicated its renewed interest in an acquisition of the Company and submitted a preliminary letter of intent, indicating an enterprise value of $105 million and on the other terms it had previously proposed. However, it indicated that it was willing to shorten the exclusivity period to 45 days.

On June 7, 2011, the Company Board held a special telephonic meeting to discuss the terms of Parent’s June 1, 2011 letter of intent.

Following this meeting, Mr. Capovilla contacted representatives of Parent to provide an update on recent Company Board deliberations and to further discuss and clarify certain terms of the acquisition proposal and to discuss the possible spin-off of a business unit of the Company.

On June 13, 2011, Mr. Capovilla and Dr. Goodson met with representatives of Parent, including James M. Sullivan, Executive Vice President and Chief Financial Officer of Parent, and Messrs. Donnelly and Qureshi, in St. Louis, Missouri to discuss terms of Parent’s proposal. Following this meeting, the parties engaged in a further discussion to refine the terms of the proposal.

On June 17, 2011, Parent submitted a non-binding letter of intent for a proposed acquisition of the Company which indicated a fixed aggregate equity value for the Company as a whole of $115.7 million (implying an enterprise value of $108.4 million based on the estimated cash and debt balances as of such date). The equity value was calculated assuming that Parent would bear transaction related costs and expenses incurred by the Company up to a cap of $1.5 million. The June 17 letter of intent included a six month standstill obligation with respect to the Company’s shares and also provided for an exclusive negotiation period that would commence upon signing of the letter of intent and continue for a period of at least 45 days, subject to additional extensions of one business day each in the event that the parties remained in negotiations as of the relevant expiration date.

Between June 17, 2011 and June 26, 2011, representatives of the Company and Parent engaged in discussions of the proposed acquisition, including discussion of the acquisition price. During this period, representatives of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP, legal counsel to the Company (“Gunderson Dettmer”), discussed proposed changes to the terms of the standstill and exclusivity provisions of the proposed letter of intent with representatives of Kirkland & Ellis LLP, legal counsel to Parent (“Kirkland”).

On June 26, 2011, Parent delivered to the Company a revised draft of the letter of intent, which confirmed the price offered in the June 17 letter of intent, increased the standstill period to one year from the date of signing and limited the exclusivity period to a maximum of 60 days from the date of signing.

On June 27, 2011, the Company Board Committee held a telephonic meeting at which they received an update on the status of negotiations.

On June 28, 2011, Parent and the Company executed the letter of intent, which had binding standstill and exclusivity provisions and the other non-binding terms regarding the purchase price of the proposed acquisition of the Company by Parent.

Beginning on or about June 30, 2011 and continuing until just prior to the execution of the Merger Agreement on October 6, 2011, the Company and its representatives and Parent and its representatives held several in-person and telephonic conferences to discuss due diligence matters and the Company established a virtual data room to disseminate documentation responsive to Parent’s due diligence requests. As part of the due diligence process, the parties held a series of meetings and site visits. Between July 20, 2011 and August 2, 2011, representatives of Parent also conducted on-site due diligence at several of the Company’s facilities, including those in Sun Prairie, Wisconsin; Chicago, Illinois; Palo Alto, California; and Dresden, Germany. In addition, on July 28, 2011, several members of the Company’s senior management team gave a presentation to representatives of Parent and its representatives in St. Louis, Missouri regarding the Company’s businesses.

In mid-August 2011, the parties discussed the status of Parent’s due diligence review of the Company and the preparation of definitive documentation for the transaction. Parent made a request to extend the exclusivity period during which the parties could complete these items.

On August 16, 2011, the Company and Parent executed an amendment to the letter of intent to extend the exclusivity period through September 15, 2011 as long as Parent delivered to the Company or its counsel a draft of the Merger Agreement for to the proposed transaction by August 26, 2011.

On August 24, 2011, representatives of Kirkland, on behalf of Parent, delivered to Gunderson Dettmer a draft Merger Agreement for the proposed transaction. As had been requested by the Company during prior discussions, the draft Merger Agreement contemplated that Parent would commence a tender offer for the Shares and, if the tender offer was successful, would complete a second step merger after the completion of the tender offer. The draft Merger Agreement included a customary restriction on the right of the Company to solicit alternative acquisition proposals but preserved the right of the Company Board to change its recommendation, but only after the Company’s stockholders had thereafter failed to tender their shares into the offer at the level of the minimum condition and after the Company had paid Parent a termination fee equal to 4% of the equity value of the transaction. In addition, the draft Merger Agreement contemplated that both Dolphin and the Needham Funds would enter into support agreements pursuant to which they would convert their shares of Preferred Stock prior to the initial expiration date of the offer, would agree to vote against any other alternative transaction for 18 months following the termination of the Merger Agreement (or vote 35% of the shares following a change of recommendation by the Company Board), would agree to pay to Parent 100% of any profit they received on their Shares for 18 months following the termination of the Merger Agreement and would indemnify Parent for the amount of any transaction expenses of the Company in excess of $1.5 million.

On September 1, 2011, representatives of Gunderson Dettmer, on behalf of the Company, delivered to Kirkland a revised draft Merger Agreement for the proposed transaction. The revisions proposed by the Company reduced the termination fee to 3% of the equity value of the transaction, provided to the Company Board the right to change its recommendation without requiring that the tender offer had not been accepted by the Company’s stockholders, provided to the Company Board the right to change its recommendation in favor of the transaction without any alternative acquisition proposal having been made, limited the scope of the events deemed to constitute a Company Material Adverse Effect and eliminated several of the conditions to the completion of the offer, among other changes.

Between September 1, 2011 and October 6, 2011 and continuing until just prior to the execution of the Merger Agreement on October 6, 2011, the Company and its representatives and Parent and its representatives negotiated the terms of the proposed Merger Agreement and the related agreements and exchanged several drafts of the Merger Agreement and related agreements. In particular, they negotiated the provisions relating to the solicitation of alternative acquisition proposals, the definition of a Company Material Adverse Effect (as defined in the Merger Agreement), the amount of the termination fee, conditions to closing the Offer and the Merger, and the terms of the proposed Support Agreements.

On September 14, 2011, the Company formally engaged Seven Hills Partners LLC (“Seven Hills”), to review the terms of the proposed offer for purposes of rendering a fairness opinion to the Company Board.

In mid-September 2011, the parties discussed the status of Parent’s due diligence review of the Company and the preparation of definitive documentation for the transaction. Parent made a request to extend the exclusivity period during which the parties could complete these items. In connection with this discussion, Parent insisted on getting feedback from Dolphin and the Needham Funds on its proposed terms of the Support Agreements and to have further discussions regarding the terms of an extension to the Distribution Agreement.

On September 19 and September 20, 2011, Messrs. Donnelly and Capovilla discussed methods by which the supply of products under the Distribution Agreement between the Company and Parent’s subsidiary could continue despite the expiration of the agreement on December 31, 2011. Following discussion amongst members of the Company management team with the Company Board Committee, the Company agreed that Parent could deliver a purchase order for up to six months of additional supply on the same price and volume terms as existed prior to the expiration of the existing contract, which would come into effect in certain circumstances if the Merger Agreement were terminated. However, the Company would in no case provide this supply on an exclusive basis.

On September 20, 2011, the Company and Parent executed an amendment to the letter of intent to extend the exclusivity period through October 3, 2011 as long as Parent continued to meet certain interim deadlines for the delivery of certain documents for the transaction.

Also on September 20, 2011, representatives of Gunderson Dettmer provided preliminary feedback on behalf of Dolphin and the Needham Funds on Parent’s proposed terms of the Support Agreements. The stockholders had objected to the post-termination survival of the voting requirements and profit sharing provisions of the agreement, among other provisions.

On September 23, 2011, representatives of Parent, including Mr. Srivisal, and representatives of the Company, including Mr. Capovilla and Mallorie Burak, Vice-President, Treasurer and Corporate Controller of the Company, along with their respective legal advisors and representatives of Moelis and representatives of Needham & Company, met in person in Redwood City, California to discuss terms of the Merger Agreement, the terms on which Parent would be assured of a short-term supply of products on a non-exclusive basis (which ultimately resulted in the purchase order described in Item 8—“Certain Information Concerning Parent and Purchaser” of this Offer to Purchase) and the terms of the Support Agreements. In connection with this discussion, the parties decided that it was more practicable to make estimates of the Company’s transaction fees and reduce the stated purchase price in the letter of intent executed on June 28, 2011 by the amount by which these estimates exceeded the $1.5 million cap contemplated by the letter of intent. Respective legal counsel to each of the parties held a follow up meeting on September 27, 2011 to discuss terms in New York City.

Also on September 23, 2011, representatives of Kirkland, on behalf of Parent, delivered to Gunderson Dettmer a draft of the form of the Support Agreements for the proposed transaction.

On September 30, 2011, the board of directors of Parent held a telephonic meeting to consider the proposed acquisition of the Company by Parent. Representatives of each of Moelis and Kirkland were present. The board of directors of Parent engaged in a discussion of the proposed terms and asked questions of Parent’s advisors. After discussion, the board of directors of Parent unanimously approved and declared advisable the Merger Agreement and related ancillary documents, subject to obtaining final approval of the final terms of the agreements, which was obtained on October 6, 2011 prior to the execution of the Merger Agreement and the related ancillary documents.

On October 1, 2011, at the request of the stockholders of the Company who were to be a party to the Support Agreements, Gunderson Dettmer sent a revised draft of the form of the Support Agreement and a revised draft of the Merger Agreement. The revised draft of the Merger Agreement significantly limited the conditions to the completion of the Offer and proposed revised sharing percentages for the post-termination survival of the stockholders’ profit on sales of their shares in alternative transactions.

On October 2 and October 3, 2011, Parent proposed revisions to the definitive agreements to finalize the terms. In particular, Parent agreed to a 3.5% termination fee, reduced deal conditions related to breaches of the representations and warranties, additional limitations to the definition of a Company Material Adverse Effect and a reduced sharing percentage for the Support Agreements. Representatives of Moelis and Kirkland discussed with representatives of Needham & Company and Gunderson Dettmer that Parent expected that these proposals would be acceptable and that further revision to these terms could result in a possible reduction in the price Parent would be prepared to pay for the Company.

Also on October 2, 2011, representatives of Gunderson Dettmer sent to representatives of Parent proposed amendments to the employment agreement for certain executives of the Company that could be signed by the executives to clarify the terms of their employment with the Company. The compensation committee of the Company Board had determined that it was advisable and in the best interests of the Company to provide greater certainty on the employment terms of the executives. Over the course of the next several days, the parties discussed the terms of these agreements.

On October 3, 2011, in response to a request from Parent, the Company and Parent executed an amendment to the letter of intent to extend the exclusivity period through October 7, 2011.

From October 4 through October 6, 2011, representatives of the stockholders to be party to the Support Agreements and Mr. Srivisal and representatives of Kirkland discussed revisions to the form of Support Agreements. In particular, they finalized the sharing percentages of the stockholders and the terms of the transfer restrictions applicable to the stockholders. In addition, Parent agreed to eliminate any post-termination survival of the voting restrictions in the agreement.

On October 6, 2011, representatives of Parent and representatives of the Company reached final agreement on an estimate of the Company’s transaction expenses to be used for purposes of calculating the price per Share. Based on the agreed upon estimated expenses, the parties reduced the total enterprise value of the transaction to take into account the expenses to be an amount equal to $113 million, which corresponded to a per Share price of $13.60. In addition, on October 6, 2011, Messrs. Donnelly and Capovilla finalized the terms of the purchase order.

On the evening of October 6, 2011, the Company Board held a special telephonic meeting. Representatives of Needham & Company and representatives of Gunderson Dettmer also participated in the meeting from the outset. The Company Board received an update to the Company Board regarding the status of negotiations with Parent to date. The Company Board engaged in a discussion of the proposed terms and asked questions of representatives of Gunderson Dettmer and representatives of Needham & Company. Representatives of Needham & Company, together with members of the Company Board Committee and the Company’s management team, reviewed the background of the proposed transaction and sequence of events leading to the proposed Merger Agreement. Representatives of Seven Hills then joined the special telephonic meeting. Representatives of Seven Hills presented its financial analysis of the proposed offer and delivered an oral opinion (later confirmed in writing) that, subject to various assumptions, matters considered and limitations described in its written opinion, the $13.60 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. Following its presentation, the Seven Hills representatives left the meeting. The Company advised Parent that Seven Hills’ opinion was provided for the benefit of the Company Board (in its capacity as such) for its information in connection with its evaluation of the $13.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger. The opinion addresses only the fairness, from a financial point of view, and as of October 6, 2011, to the holders of Shares of the $13.60 per Share in cash to be received by such holders in the Offer and the Merger, does not address any other aspect of the Offer or the Merger and does not constitute advice or a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Offer or how such stockholder should vote or act on any matter relating to the Offer or the Merger. After further discussion of the Company’s alternatives and the terms of the proposed transaction with Parent, the Company Board unanimously (i) determined that it is fair and advisable for Parent to acquire the Company on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and declared advisable the Merger, (iii) adopted the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iv) recommended that the stockholders accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

Following the Company Board meeting, the parties finalized the definitive documentation for the transaction. As part of the discussion of these documents, the parties finalized a form of amendment to the employment agreement for certain executives of the Company that could be signed by the executives to clarify the terms of their employment with the Company.

Later on the evening of October 6, 2011, the Merger Agreement and the Support Agreements were executed by the respective parties and Parent delivered the purchase order to the Company on the previously discussed terms.

On the morning of October 7, 2011, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

On October 25, 2011, Purchaser commenced the Offer.

11.	The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning the Company.” Capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer to purchase all of the outstanding Shares at a price per share equal to the Offer Price. The obligations of Purchaser to accept for payment and pay for any Shares validly tendered pursuant to the Offer are subject only to the conditions described in Section 15—“Conditions of the Offer” (each such condition, an “Offer Condition”). Parent and Purchaser expressly reserve the right to, in their sole discretion, waive, in whole or in part, any Offer Condition (other than the satisfaction of the Minimum Condition, which may be waived by Parent or Purchaser only with the prior written consent of the Company), increase the amount of consideration payable in the Offer or make any other changes to the terms and conditions of the Offer; provided, however, that, unless otherwise expressly permitted by the Merger Agreement or previously agreed to by the Company, neither Parent nor Purchaser shall (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions or modify the Offer Conditions in a way that is materially adverse to the stockholders of the Company, or (v) amend or waive the Minimum Condition.

The Merger Agreement provides that the Offer will initially expire at 12:00 midnight, New York City time, on the date that is twenty business days after the date the Offer is commenced.

Extensions of the Offer. The Merger Agreement provides that Purchaser may, in its discretion, extend the Offer for successive periods of up to twenty business days each if, at any scheduled expiration date, any of the Offer Conditions is not satisfied or has not been waived by Parent or Purchaser. The Merger Agreement also provides that Purchaser will, at the request of the Company, extend the Offer for successive periods of up to twenty business days each if, at any scheduled expiration date, any of the Offer Conditions (other than the condition related to the Company’s performance of its obligations under the Merger Agreement) is not satisfied or has not been waived by Parent or Purchaser; provided, that Purchaser will not be required to extend the Offer for more than an aggregate of an additional twenty business days unless, upon the expiration of such twentieth business day, each of the Offer Conditions (other than the condition that the required antitrust approvals have been obtained, waived or made, as applicable, and the respective waiting periods required in connection with such laws shall have expired or been terminated) is satisfied or has been waived by Parent or Purchaser, in which case Purchaser will be required to extend the Offer for an additional twenty business days. However, Purchaser is not required to extend the Offer beyond February 15, 2012 (the “End Date”), and may terminate the Merger Agreement on that date, unless the Offer Condition relating to expiration or termination of the required antitrust approvals has not been satisfied or waived by Parent or Purchaser at such time, in which case Purchaser will not be required to extend the Offer beyond April 30, 2012. Purchaser has agreed that it will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer.

On the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will accept and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date of the Offer (as it may be extended and re-extended) pursuant to the Offer promptly after such Expiration Date. Purchaser expressly reserves the right to, in its sole discretion, following acceptance for payment of Shares upon the Offer Closing, extend the Offer for a subsequent offering period of not less than three business days nor more than twenty business days in accordance with Rule 14d-11 promulgated under the Exchange Act.

Recommendation. The Company has represented in the Merger Agreement that the Company Board has unanimously (i) determined that each of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interest of, the Company and its stockholders, (ii) authorized, adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, and (iii) resolved to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Additionally, the Company has represented in the Merger Agreement that the Company Board has adopted resolutions rendering any “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination” or other antitakeover laws, including those contained in the DGCL, and any restrictive provisions in the Company’s certificate of incorporation or by-laws, inapplicable or satisfied with respect to Parent and Purchaser with respect to the transactions contemplated by the Merger Agreement or the Support Agreements, including the Offer and the Merger.

The Company Board. The Merger Agreement provides that, effective upon the Acceptance Time, Parent is entitled to designate a number of directors which shall give Parent representation equal to at least that number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to this sentence) and (ii) a fraction, the numerator of which is the number of Shares held by Parent and Purchaser (giving effect to the Shares accepted for payment or purchased pursuant to the Offer and, if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option), and the denominator of which is the total number of then outstanding Shares (not determined on a fully-diluted basis), and the Company will cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, the Company will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board.

After the Acceptance Time and until the Effective Time, the Company Board will have at least such number of directors who qualify as independent directors (the “Independent Directors”) for purposes of the continued listing requirements of Nasdaq and the SEC rules and regulations as are required by such rules and regulations, provided that the Company shall, upon Parent’s request, take all action necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the Nasdaq rules (or any successor provision) and make all necessary filings and disclosure associated with such status. If the number of Independent Directors is reduced below the number of directors required by such rules and regulations, the remaining Independent Directors will be entitled to designate persons to fill such vacancies.

If Parent’s designees constitute a majority of the Company Board after the Acceptance Time and prior to the Effective Time, then the affirmative vote of a majority of the directors of the Company then in office who were not so designated by Parent (or the affirmative vote of the remaining director of the Company then in office who was not so designated by Parent if, in fact, only one such continuing director exists) will be required to authorize any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement or waiver of any of the Company’s rights under the Merger Agreement, make any other determination with respect to any action to be taken or not to be taken by the Company relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger or amend or modify the Company’s certificate of incorporation or bylaws. The approval of such continuing directors is the only approval necessary of the Company Board to institute any action by the Company to enforce the performance of the Merger Agreement.

Top-Up Option. The Company has granted to Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company up to the number of newly-issued, fully paid and nonassessable Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the sum of (a)

the number of Shares outstanding immediately after the issuance of all Shares subject to the Top-Up Option plus (b) all Shares which the Company may be required to issue on or prior to the Closing (as defined in the Merger Agreement) as a result of the vesting, conversion or exercise of Company options and other derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares (including any shares of Preferred Stock remaining outstanding), or (ii) the aggregate number of Shares that the Company is authorized to issue under the Company’s certificate of incorporation but that are not issued and outstanding (and are not subscribed for or committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option is exercisable only after the initial acceptance for payment of Shares by Purchaser pursuant to the Offer. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. The aggregate purchase price for the Top-Up Option Shares may be paid by Parent or Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to not less than the aggregate par value of such Shares and by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price. The exercise of the Top-Up Option will not be given effect in determining the value of Shares under the appraisal rights provisions of the DGCL.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser will cease; and

•	The Company will be the Surviving Corporation in the Merger, will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent.

Short-Form Merger. Upon the terms and subject to the conditions of the Merger Agreement, in the event that, following consummation of the Offer, any subsequent offering period or the exercise of the Top-Up Option, Purchaser holds at least 90% of the outstanding Shares, each of Parent, Purchaser and the Company will, subject to the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as a short-form merger under Section 253 of the DGCL, as promptly as reasonably practicable after consummation of the Offer, without action of the stockholders of the Company.

Certificate of Incorporation; By-laws; Directors and Officers of the Surviving Corporation. At the Effective Time, the Company’s certificate of incorporation and by-laws, each as in effect immediately prior to the Effective Time, will be amended and restated in their entirety to read identically to the certificate of incorporation and by-laws of Purchaser (except the name of the Surviving Corporation will be “Southwall Technologies Inc.”). The directors of Purchaser will become the directors of the Surviving Corporation and the officers of the Company will remain the officers of the Surviving Corporation.

The obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•

the Merger Agreement having been adopted, if required, by the requisite vote of the stockholders of the Company or if the vote of the stockholders of the Company shall have been effected pursuant to a written consent, twenty calendar days shall have elapsed since the mailing of the information statement to the stockholders of the Company with respect thereto;

•	Purchaser having accepted for payment and purchased all Shares validly tendered and not properly withdrawn pursuant to the Offer;

•

all required antitrust approvals required to consummate the Merger (including pursuant to the HSR Act and all applicable antitrust laws of any foreign country) shall have been obtained, waived or made, as applicable, or the waiting periods pursuant to any of the foregoing shall have expired or been terminated; and

•

there being no order (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any governmental entity and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, will prohibit or make illegal the consummation of the Merger.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than Shares held by Parent, Purchaser, any other subsidiary of Parent, any subsidiary of the Company or in the treasury of the Company immediately prior to the Effective Time and any dissenting shares, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). All Shares converted into the right to receive the Offer Price will be cancelled and cease to exist.

Payment for Shares. Parent will designate a bank or trust company that is reasonably satisfactory to the Company (the “Paying Agent”) to make payment of the Merger Consideration. Prior to the Effective Time or as reasonably necessary thereafter, Parent will deposit or cause to be deposited, in trust for the benefit of holders of Shares outstanding immediately prior to the Effective Time, funds in an amount sufficient to pay the aggregate amount of Merger Consideration payable in connection with the consummation of the Merger.

As soon as reasonably practicable after the Effective Time and in no event later than ten business days following the Effective Time, Parent shall cause the Paying Agent to send to each holder of record of Shares which were converted in the Merger into the right to receive the Merger Consideration a letter of transmittal and instructions advising the stockholders how to surrender stock certificates in exchange for the Merger Consideration. The Paying Agent will pay the Merger Consideration to the stockholders upon receipt of (i) surrendered certificates representing the Shares (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement) and (ii) a signed letter of transmittal and such other documents as may be reasonably required pursuant to the transmittal instructions. Interest will not be paid or accrue to holders of Shares in respect of the Merger Consideration. Any of Parent, Purchaser, the Company or the Surviving Corporation may reduce the amount of Merger Consideration paid to any stockholder in respect of such stockholder’s Shares by any applicable withholding taxes.

If any cash deposited with the Paying Agent is not claimed within nine months following the Effective Time, such cash will be returned to the Surviving Corporation upon demand, subject to any applicable unclaimed property laws. Any unclaimed amounts remaining immediately prior to when such amounts would escheat to or become property of any governmental authority will be returned to the Surviving Corporation free and clear of any prior claims or interest thereto.

The transmittal instructions will include instructions for procedures to follow if the stockholder has lost the certificate or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by Parent, post a bond in a reasonable and customary amount as directed by Parent as indemnity against any claim that may be made against it in respect of the certificate.

Treatment of Options. At the Effective Time, each outstanding option, whether vested or unvested, shall become fully vested, cancelled and will be converted into the right to receive, payable by the Surviving Corporation or the Company (as applicable), a payment in cash equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per Share subject to such option, multiplied by (ii) the number of Shares covered by such option, provided that if the exercise price per Share of any such option to purchase Shares is equal to or greater than the Offer Price, such option will be cancelled without any cash payment. Such payments shall be made to the holders of such options as soon as reasonably practicable after the Acceptance Time, but in no event later than ten business days thereafter.

Representations and Warranties. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The purpose of this summary of the Merger Agreement is to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s public reports filed with the SEC. In particular, the Merger Agreement contains representations and warranties that the parties thereto made to each other as of specific dates. The assertions embodied in the representations and warranties in the Merger Agreement were made solely for purposes of the Merger Agreement and the transactions and agreements contemplated thereby among the respective parties thereto and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the terms thereof. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally acceptable to stockholders or may have been used for the purpose of allocating risk among the parties to the Merger Agreement rather than establishing matters as facts. Stockholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations or warranties in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Parent, the Company, Purchaser or any of their respective affiliates.

In the Merger Agreement, the Company has made representations and warranties to Parent and Purchaser customary for a transaction of this type and size with respect to, among other things:

•	corporate matters related to the Company and its subsidiaries, such as organization, qualification, power and authority;

•	its capitalization;

•	its subsidiaries and investments in other entities (including joint ventures);

•	required consents and approvals, and no violation of agreements, governance documents or laws;

•	compliance with laws and permits;

•	public SEC filings, financial statements, internal controls and compliance with the United States Sarbanes-Oxley Act of 2002, as amended;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events since December 31, 2010;

•	the documents relating to the Offer, Schedule 14D-9 and certain other documents that may be filed by the Company in connection with the Merger Agreement;

•	employee benefit matters;

•	labor and employment matters;

•	material contracts and indebtedness;

•	government contracts, subsidies and grants;

•	regulatory matters (including compliance with customs and international trade laws and the absence of unlawful contributions, gifts or bribes);

•	the absence of litigation;

•	intellectual property;

•	tax matters;

•	real and personal property;

•	environmental matters;

•	product warranty and product liability matters;

•	insurance matters;

•	relationships with key customers and suppliers;

•	affiliate transactions;

•	finders’ and brokers’ fees and expenses;

•	the opinion of the Company’s financial advisor with respect to the fairness of the Offer Price;

•	the inapplicability of state takeover statutes or regulations to the Offer or the Merger;

•	approval of employee compensation arrangements for the purpose of satisfying certain requirements under the tender offer rules; and

•	the vote required for the approval of the Merger Agreement and the transactions contemplated thereby, if required.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, circumstance or occurrence that, individually or taken together with other changes, events, circumstances or occurrences, (i) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, results of operations, assets or liabilities of the Company and its subsidiaries, taken as a whole, or (ii) would, or would reasonably be expected to, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) on a timely basis or otherwise prevent or materially delay the Company from performing its obligations under the Merger Agreement on a timely basis; provided that, for purposes of clause (i), any change, event, circumstance or occurrence to the extent resulting from any of the following after the execution of the Merger Agreement shall not constitute a “Company Material Adverse Effect” and shall not be considered in determining if a Company Material Adverse Effect would be reasonably expected to occur: (a) changes generally affecting the economy, financial or credit markets in the United States or other countries in which the Company or any of its subsidiaries has significant sales or operations; (b) changes generally affecting the high performance films and high performance glass industries; (c) changes in GAAP or any interpretation thereof after the date of the Merger Agreement; (d) natural disasters or changes in political or social conditions in any country in which the Company or any of its subsidiaries has significant sales or operations, including the engagement by any such country in hostilities or the escalation thereof; (e) the mere fact that the Company has failed to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the execution of the Merger Agreement (provided that the underlying causes of any change, event or circumstance set forth in clause (e) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur); (f) any decline in the trading price of Shares on The Nasdaq Capital Market (provided that the underlying causes of any change, event or circumstance set forth in clause (f) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur); (g) changes in law after the execution of the Merger Agreement relating to the operations of the Company or any of its subsidiaries; (h) changes (including losses of or disruptions in) in any material supplier relationship of the Company to the extent such changes are related to the Offer, the Merger or the other transactions contemplated by the Merger Agreement (provided that this clause (h) shall not be considered in determining if there has been a breach of the representations or warranties relating to required consents or approvals or changes in contracts of the Company (including defaults under, terminations of or amendments, waivers and modifications thereto) to the extent that such representation or warranty addresses the consequences resulting from the execution and delivery of the Merger Agreement or the performance of obligations or satisfaction of conditions under the Merger Agreement); or (i) changes directly related to any material breach by Parent or Purchaser of its respective obligations under the Merger Agreement occurring following the delivery of written notice to Parent from the Company of such breach (providing Parent or Purchaser, as applicable, a reasonable opportunity to cure such breach), which describes the effects thereof which are to be excluded pursuant to this clause (i); provided, however, that changes set forth in clauses (a), (b), (c), (d) and (g) above shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur if such changes have had or would reasonably be expected to have a disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to the other participants in high performance films and high performance glass industries; and provided further that the occurrence of any Insolvency Event (as defined in the Merger Agreement) with respect to the Company or any “significant subsidiary” (for such purposes within the meaning of Rule 1.02(a) of Regulation S-X as promulgated by the SEC) of the Company shall in any event constitute a Company Material Adverse Effect.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company customary for a transaction of this type and size, with respect to, among other things:

•	corporate matters, such as organization, qualification, power and authority;

•	required consents and approvals, and no violation of agreements, governance documents or laws;

•	the absence of litigation;

•	the ownership of Purchaser by Parent;

•	the sufficiency of funds to complete the Offer and the Merger;

•

this Offer to Purchase and certain other documents required to be filed or distributed by Parent or Purchaser and the information furnished by Parent and Purchaser expressly for use in the Company’s other documents;

•	finders’ and brokers’ fees;

•	the absence of ownership by Parent or Purchaser of shares of the Company; and

•	the absence of certain arrangements.

Conduct of Business of the Company. The Merger Agreement provides that, except (i) as may be otherwise required by applicable law, (ii) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (iii) as expressly permitted or contemplated by the Merger Agreement or (iv) as previously disclosed to Parent in connection with the Merger Agreement, after the date of the Merger Agreement, and prior to the earlier of (a) the termination of the Merger Agreement in accordance with its terms, or (b) the Effective Time:

•	the Company will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice; and

•

use commercially reasonable efforts to keep available the services of the Company’s officers, employees and contractors and to preserve the business relationships of the Company and each of its subsidiaries with each of the customers, suppliers and other persons with whom the Company or any of its subsidiaries has business relations.

In addition, during that same period, except (i) as may be otherwise required by applicable law, (ii) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (iii) as expressly permitted or contemplated by the Merger Agreement or (iv) as previously disclosed to Parent in connection with the Merger Agreement, after the date of the Merger Agreement, the Company will not, and will not permit its subsidiaries to, directly or indirectly, take certain actions with respect to the following, subject to specified thresholds and exceptions:

•	amend or otherwise modify the organizational documents of the Company or any of its subsidiaries;

•	declare or pay any dividends, distributions or redemptions of stock;

•

issue any additional shares of capital stock, any securities convertible into, or any rights, warrants or options to acquire, any such shares of capital stock (other than as contemplated by the Support Agreements) or authorize any stock split or other reclassification of its capital stock;

•	purchase or sell any assets or make any loan, investment, capital contribution in or advance to any other person or entity;

•	authorize or make any commitment with respect to any capital expenditures;

•	redeem, repurchase, prepay or otherwise incur or amend or modify the terms of any indebtedness for borrowed money;

•	grant any liens on any of its assets;

•

increase salaries or bonuses, announce new incentive awards, adopt compensation or benefit plans, accelerate vesting of any right to compensation or benefits or communicate with employees of the Company regarding compensation or treatment they will receive in connection with the consummation of the Offer and the Merger;

•	compromise, settle or agree to settle any pending or threatened suit or claim;

•	change any financial or accounting principles;

•	enter into any new line of business or discontinue any current line of business;

•	enter into, terminate, accelerate, materially amend or modify any material contracts;

•	sell, transfer, lease, license, assign or otherwise dispose of any intellectual property of the Company;

•

permit any tax election changes, changes to annual tax accounting periods, changes to tax accounting methods, settlements of, or extensions or waivers of the applicable statute of limitations for any tax claim;

•	fail to maintain any insurance policies;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation or other plan of business reorganization;

•	adopt a stockholder rights plan or similar arrangement;

•	amend or modify the engagement letters of any financial advisors or other consultants engaged by the Company in connection with the transactions contemplated by the Merger Agreement;

•	implement any employee layoffs that could implicate the WARN Act; or

•	knowingly commit, authorize or agree to take any of the foregoing actions or enter into any binding letter of intent or similar agreement or arrangement with respect to any of the foregoing.

No Solicitation. From the date of the Merger Agreement until the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Acceptance Time, the Company agreed that it will not and will cause its subsidiaries and its and their respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives, whom we refer to collectively as “representatives,” not to, directly or indirectly:

•	initiate, solicit, propose, encourage or knowingly facilitate (including by providing information) the making of any Acquisition Proposal or Inquiry (each as defined below);

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide or cause to be provided information or data concerning the Company or its subsidiaries to any person relating to any Acquisition Proposal or Inquiry or provide or cause to be provided any information or data concerning the Company or any of its subsidiaries to any person pursuant to any commercial arrangement, joint venture arrangement or other existing agreement or arrangement if it is reasonably likely that the person receiving the information intends to use such information for purposes of developing an Acquisition Proposal;

•

approve, recommend or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than an Acceptable Confidentiality Agreement (as defined in the Merger Agreement)) relating to an Acquisition Proposal or Inquiry, or that requires the Company to abandon or take any action inconsistent with the transactions contemplated by the Merger Agreement; or

•	resolve, propose or agree to do any of the foregoing.

The Company also agreed not to (and to cause its subsidiaries and representative not to), directly or indirectly, grant any waiver, amendment or release under any standstill or confidentiality agreement (including those set forth in any confidentiality agreement in existence as of the date of the Merger Agreement) or “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination,” or other antitakeover laws, including those contained in the DGCL, and any restrictive provisions in the Company’s certificate of incorporation or by-laws or take any action to facilitate any attempt by any person to make an Acquisition Proposal or Inquiry (including providing consent or authorization to make an Acquisition Proposal to any Company representative or the Company Board under any existing confidentiality agreements), other than prior to the Acceptance Time if the Company Board shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of the directors’ fiduciary duties under applicable laws.

The Company also agreed to (and to cause its subsidiaries and representatives to) immediately cease all existing discussions or negotiations with any person with respect to any Acquisition Proposal and deliver a written notice to each such person to the effect that the Company is ending all discussions and negotiations with such person with respect to an Acquisition Proposal, effective on the date of the Merger Agreement, and the notice shall also request, and the Company shall use its reasonable best efforts to cause, such person to promptly return or destroy all confidential information concerning the Company and its subsidiaries in such person’s possession.

Notwithstanding the restrictions described above, at any time before the Acceptance Time, each of the Company, the Company Board and their respective representatives may (i) provide information in response to a request therefor with respect to the Company and its subsidiaries to any third party that has made an unsolicited bona fide written Acquisition Proposal after the date of the Merger Agreement (provided, that such Acquisition Proposal did not arise from a breach by the Company or its representatives of the obligations under the non-solicitation provisions of the Merger Agreement, if and only if, prior to providing such information, the Company has received from such third party an Acceptable Confidentiality Agreement (as defined in the Merger Agreement) or (ii) engage or participate in discussions or negotiations with any person or its representatives who made such unsolicited bona fide written Acquisition Proposal, provided, that prior to taking any of the aforementioned actions:

•

the Company Board determined in good faith, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of the directors’ fiduciary duties under applicable law; and

•

the Company Board determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal.

The Company is also required to deliver to Parent a copy of any material non-public information concerning the Company delivered to the third party if the information has not previously been made available to Parent or its representatives.

Also, the Company has agreed that it may not provide any commercially sensitive non-public information to any of its competitors in connection with the actions permitted by the non-solicitation provisions of the Merger Agreement, except in a manner consistent with the Company’s past practice in dealing with the disclosure of such information in the context of considering Acquisition Proposals prior to the date of the Merger Agreement.

In addition, the Company has agreed that, promptly, and in any event within one business day, the Company will notify Parent of (i) the receipt by the Company or any of its representatives of any Acquisition Proposal or Inquiry (including any renewal or revision to a previously made Acquisition Proposal or Inquiry), (ii) any request for non-public information relating to the Company or its subsidiaries, and (iii) any discussions or negotiations that are sought to be initiated or continued with the Company or its representatives. Such notification will include the identity of the third party (or group) making the Acquisition Proposal or Inquiry and the material terms and conditions of any such Acquisition Proposal or Inquiry. The Company has agreed to provide Parent as soon as reasonably practicable, and in any event within one business day, with copies of all draft agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms) relating to any Acquisition Proposal or Inquiry. The Company is required to keep Parent reasonably informed on a prompt basis of the status and terms of the Acquisition Proposal or Inquiry sent by or provided to the Company or its representatives and the status of such discussions and negotiations.

The Company Board’s Recommendation. Subject to the provisions described below, the Company Board agreed to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement and the Merger. This is referred to as the “Recommendation.” The Company Board also agreed to include the Recommendation in the Schedule 14D-9 and to permit Parent to include the Recommendation in this Offer to Purchase and the other documents related to the Offer. The Merger Agreement provides that the Company Board will not effect a “Company Adverse Recommendation Change” (as defined below) except as described below.

Except as set forth below, the Company Board has agreed not to (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in any manner adverse to Parent or Purchaser, the Recommendation with respect to the Offer or the Merger, or cause or permit the Recommendation to be less than unanimous, (ii) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal, (iii) (a) fail to publicly recommend against any Acquisition Proposal or (b) fail to publicly reaffirm the Recommendation, in each of cases (a) and (b), within two business days after Parent so requests in writing, (iv) fail to recommend, in the Company’s Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act within ten business days after the commencement of such Acquisition Proposal, (v) fail to include the Recommendation in the Company’s Schedule 14D-9 and the proxy statement, or (vi) enter into any letter of intent, memorandum of understanding or similar document or contract relating to any Acquisition Proposal, other than an acceptable confidentiality agreement in the form attached as Exhibit A to the Merger Agreement (any action described in clauses (i) through (vi), a “Company Adverse Recommendation Change”).

Notwithstanding the foregoing, at any time prior to the Acceptance Time, if the Company has received a bona fide written Acquisition Proposal that is not withdrawn and that the Company Board concludes in good faith constitutes a Superior Proposal the Company Board may make a Company Adverse Recommendation Change and/or cause the Company to terminate the Merger Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal if and only if:

•	the Company shall have complied in all material respects with its obligations under the non-solicitation covenant;

•

the Company Board determines in good faith, after consultation with an independent financial advisor and outside legal counsel, that failure to do so would be reasonably likely to result in a breach of its fiduciary obligations under applicable laws;

•

at least five business days prior to taking any such action (the “Notice Period”), the Company delivers written notice (a “Determination Notice”) to Parent advising Parent that the Company Board has received a bona fide written Acquisition Proposal that is not withdrawn and that the Company Board has determined in good faith constitutes a Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change and/or terminate the Merger Agreement), which notice shall specify the Superior Proposal which forms the basis for such Company Adverse Recommendation Change, including the identity of the party making the Superior Proposal and the material terms thereof, and shall include copies of all relevant documents relating to such Superior Proposal;

•

prior to effecting such Company Adverse Recommendation Change or termination, during the Notice Period, the Company shall, and shall cause its financial and legal advisors to, (1) negotiate with Parent and its representatives in good faith (to the extent Parent so desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (2) permit Parent and its representatives to make a presentation to the Company Board regarding the Merger Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); and

•	the Company shall have validly terminated the Merger Agreement (including the payment of the Company Termination Fee) (as defined below).

In the event of any material revisions to any Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new Determination Notice to Parent and to comply with the requirements of the non-solicitation covenant with respect to such new Determination Notice and the revised Superior Proposal contemplated thereby and in that event the Notice Period shall extend until the later of (i) the expiration of the then pending Notice Period or (ii) the date that is three business days from the date of the Determination Notice following such material revisions to the Acquisition Proposal.

None of the Company, any of its subsidiaries, the Company Board or any committee thereof shall enter into any agreement with any person to limit or not to give notice to Parent of its intention to effect a Company Adverse Recommendation Change or to terminate the Merger Agreement in light of a Superior Proposal.

The Merger Agreement does not prohibit the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act; provided that any such disclosure (other than a “stop-look-and listen” communication or similar communication of the type contemplated by Rule 14d-9(f)), shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Recommendation.

The Company also agreed that in the event any of its representatives take any action which, if taken by the Company, would constitute a breach of the non-solicitation covenant, then the Company shall be deemed to be in breach of the non-solicitation covenant.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Acquisition Proposal” means any proposal or offer relating to (i) the acquisition by any third party of twenty percent (20%) or more of the equity interests in the Company (by vote or by value), (ii) any merger, consolidation, business combination, reorganization, issuance of an equity interest (other than pursuant to agreements in effect on the date of the execution of the Merger Agreement), share exchange or similar transaction involving the Company or any “significant subsidiary” (for such purposes within the meaning of Rule 1.02(a) of Regulation S-X as promulgated by the SEC) of the Company, (iii) any sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction which would, directly or indirectly, result in any third party acquiring assets (including capital stock of or interest in any subsidiary of the Company) representing, directly or indirectly, twenty percent (20%) or more of the net revenues, net income, cash flow or assets of the Company and its subsidiaries, taken as a whole, (iv) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any third party, directly or indirectly, of any equity interest in any entity that holds assets representing, directly or indirectly, twenty percent (20%) or more of the net revenues, net income, cash flow or assets of the Company and its subsidiaries, taken as a whole, or (v) any tender offer or exchange offer, as such terms are defined under the Exchange Act, or other transaction that, if consummated, would result in any third party beneficially owning twenty percent (20%) or more of the outstanding equity interests in the Company (by vote or by value), or (vi) any combination of the foregoing.

•	“Inquiry” means any inquiry or expression of interest that would reasonably be expected to result in an Acquisition Proposal, any non-public information that is requested from, or any discussions or negotiations that are sought to be initiated or continued with, the Company or any of its representative on or following the date of the Merger Agreement, but that do not constitute an Acquisition Proposal.

•

“Superior Proposal” means a bona fide written Acquisition Proposal (solely for purposes of this definition, replacing all references in the definition of Acquisition Proposal to “twenty percent (20%)” with “fifty percent (50%)”) and not arising out of or relating to any breach of the non-solicitation covenant which the Company Board determines in good faith, after consultation with an independent financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms and conditions of such Acquisition Proposal and the Merger Agreement (in each case, taking into account any revisions to the Merger Agreement made or proposed by Parent), including financing, regulatory approvals, stockholder litigation, the identity of the person or group making the Acquisition Proposal, termination fee and expense reimbursement provisions and other events or circumstances (whether or not beyond the control of the party seeking to assert that an Acquisition Proposal constitutes a Superior Proposal), (i) is reasonably likely to be consummated in accordance with its terms and (ii) would result in a transaction that is more favorable to the stockholders of the Company from a financial point of view than the transactions provided for in the Merger Agreement (after taking into account the expected timing and risk and likelihood of consummation).

Efforts to Close the Transaction. In the Merger Agreement, each of the Company and Parent agreed to use their respective reasonable best efforts to take all actions reasonably necessary, proper or advisable under the Merger Agreement and applicable law to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, approvals, registrations, authorizations, waivers, permits and orders necessary or advisable to be obtained from any third party and/or any governmental entity (including pursuant to the HSR Act and any other required foreign antitrust approvals) in order to consummate the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Transaction Litigation. The Company and Parent will give each other the opportunity to participate in the defense, settlement and/or prosecution of any litigation brought against either party in respect of the transactions contemplated by the Merger Agreement. Neither the Company nor any of its subsidiaries or representatives may compromise or settle any such litigation without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). Also, after Purchaser’s acceptance for payment of the Shares in the Offer, the Company shall cooperate with Parent with respect to, and, if requested by Parent, use its reasonable best efforts to settle, any unresolved litigation in accordance with Parent’s direction.

Takeover Provisions. If any “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination” or other antitakeover laws, including those contained in the DGCL, and any restrictive provisions in the Company’s certificate of incorporation or by-laws becomes applicable to the Merger Agreement, the Support Agreements or the transactions contemplated thereby, each of the Company and Parent and their respective boards of directors shall take all reasonable action necessary to ensure that the transactions provided for in the Merger Agreement (including the Offer and the Merger) and the Support Agreements may be consummated as promptly as practicable and otherwise to minimize the effect of such statutes or provisions on Parent and Purchaser, the Merger Agreement, the Support Agreements and the transactions contemplated thereby.

Indemnification and Insurance. Parent and Purchaser have agreed that all rights of indemnification, exculpation, advancement of expenses and limitation of liability existing in favor of the current or former directors and officers of the Company and its subsidiaries (the “Indemnified Parties”) as provided in the Company’s certificate of incorporation and by-laws or under any indemnification, employment or similar agreement between the Indemnified Party and the Company, in each case as in effect on the date of the Merger Agreement relating to matters arising prior to the date on which Parent appoints directors to the Company Board as provided in the Merger Agreement (the “Board Appointment Date”), will survive the Merger and continue in full force and effect to the extent permitted by applicable law in accordance with their respective terms. For a period of six years after the Board Appointment Date, Parent has agreed to cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and limitation of liabilities of such Indemnified Parties and advancement of expenses than are set forth as of the date of the Merger Agreement in the Company’s certificate of incorporation and by-laws to the extent permitted by applicable law.

Parent has agreed that from the date on which Purchaser accepts Shares for payment in the Offer through the sixth anniversary of the Board Appointment Date, Parent will or will cause the Surviving Corporation to maintain in effect the Company’s current directors’ and officers’ liability insurance covering each officer and director currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Board Appointment Date with respect to any matter claimed against such person by reason of him or her serving in such capacity on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policy in effect on the date of the Merger Agreement; provided that in no event will the aggregate costs of such insurance policies exceed in any one year during such six-year period 250% of the aggregate annual premiums paid by the Company as of the date of the Merger Agreement for such purpose. Parent or the Surviving Corporation may substitute therefor policies of any reputable insurance company or cause the Company to obtain a prepaid (or “tail”) directors’ and officers’ liability insurance policy, in each case, the material terms of which including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required as described above.

Employee Matters. The Merger Agreement provides that Parent will provide or cause to be provided to the employees of the Company and its subsidiaries who are employed as of the Effective Time (the “Continuing Employees”), for a period of one year following the Effective Time (or such shorter period of time that any such Continuing Employee remains an employee of the Surviving Corporation), with compensation and benefits (excluding equity based compensation) that are substantially comparable in the aggregate to the compensation and benefits provided by the Company to such employees immediately prior to the Effective Time. Other than Parent’s obligation to cause the Surviving Corporation to timely perform the obligations of the Company with respect to the terms of employment agreements with certain key executives of the Company and the payment of certain bonus amounts pursuant to the 2011 Bonus Plan (as defined in the Merger Agreement), neither Parent nor the Surviving Corporation has any obligation to continue any specific plans or to continue the employment of any specific person after the Effective Time.

Other Covenants. The Merger Agreement contains other covenants, including, covenants relating to calling the stockholders’ meeting to approve the Merger, confidentiality, public announcement, notice of certain events and access.

Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Acceptance Time:

•	by mutual written consent of Parent and the Company;

•	by either Parent or the Company if:

•

the Acceptance Time shall not have occurred prior to the End Date (taking into account the automatic extension thereof discussed above); provided, that this right to terminate is not available to a party if such party’s breach of any of its obligations under the Merger Agreement resulted in the failure of the Acceptance Time to occur prior to the End Date (taking into account the automatic extension thereof discussed above); provided, further that this right to terminate shall not be available to the Company if, at the time the Company intends to terminate pursuant to this provision, either party is entitled to terminate because any of the Offer Conditions shall not have been satisfied (other than the Minimum Condition); or

•

the Offer has expired or been terminated in accordance with the terms of the Merger Agreement without Purchaser having accepted for payment any Shares pursuant to the Offer and at the time of such expiration or termination (i) any of the Offer Conditions shall not have been satisfied or (ii) each of the Offer Conditions (other than the Minimum Condition) shall not have been satisfied; provided that this right to terminate is not available to a party if such party’s breach of any of its obligations under the Merger Agreement directly caused (a) the non-occurrence of any of Offer Conditions or (b) the expiration or termination of the Offer without Purchaser having accepted for payment any Shares pursuant to the Offer.

•	by the Company if:

•

Parent or Purchaser will have (i) breached in any material respect any of the covenants or agreements made by them under the Merger Agreement, or (ii) any representations or warranties made by them under the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, and, which breach or inaccuracy would prevent or materially delay the consummation of the Offer or the Merger, and, in the case of either clause (i) or (ii), such breach is incapable of being cured by the End Date (taking into account the automatic extension thereof discussed above) or is not cured by Parent or Purchaser (as applicable) within twenty calendar days after Parent or Purchaser (as applicable) receives written notice of such breach from the Company; provided, that this right to terminate shall not be available to the Company if at the time of such termination, there exists a material breach of a representation, warranty or covenant of the Company contained in the Merger Agreement; or

•

(i) the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; (ii) the Company has complied in all material respects with the non-solicitation covenant in the Merger Agreement; and (iii) immediately after the termination of the Merger Agreement, the Company will enter into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause; provided, that in the case of each of clauses (i) through (iii), this right to terminate shall not be available to the Company if the Company has not previously paid to Parent a fee in the amount of $4,000,000 (the “Company Termination Fee”).

•	by Parent if:

•

(i) the Company will have breached any of its covenants under the Merger Agreement (other than the non-solicitation covenant in the Merger Agreement) resulting in the failure to satisfy the Offer Condition relating to the Company’s compliance with its obligations under the Merger Agreement, or (ii) the Company will have breached any of its representations or warranties contained in the Merger Agreement resulting in the failure to satisfy the Offer Condition relating to the accuracy of the Company’s representations and warranties under the Merger Agreement, and, in the case of either clause (i) or (ii), such breach is incapable of being cured by the End Date (taking into account the automatic extension thereof discussed above) or is not cured by the Company within twenty calendar days after the Company receives written notice of such breach from Parent or Purchaser; provided, that this right to terminate shall not be available to Parent if at the time of such termination, there exists a material breach of a representation, warranty or covenant of Parent or Purchaser contained in the Merger Agreement; or

•

(i) the Company Board will have delivered a Determination Notice, (ii) the Company, the Company Board or any committee thereof will have made a Company Adverse Recommendation Change (whether or not permitted by the terms of the Merger Agreement), or (iii) the Company will have breached in any material respect its non-solicitation covenant in the Merger Agreement (each such event, a “Triggering Event”).

In addition to the foregoing termination rights, at any time prior to the Effective Time, either Parent or the Company may terminate the Merger Agreement if (i) any governmental order is entered permanently enjoining the Company, Parent or Purchaser from consummating the Offer and/or the Merger and such order has become final and nonappealable, or (ii) if there is any law that makes consummation of the Offer or the Merger illegal or otherwise prohibited (unless the consummation of the Offer or the Merger in violation of such law would not have a Company Material Adverse Effect); provided, however, that this right to terminate shall not be available to any party whose breach of any provision of the Merger Agreement results in the imposition of any such injunction or similar legal restraint or the failure of such injunction or similar legal restraint to be resisted, resolved or lifted, as applicable.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain exceptions described below and in the Merger Agreement, there will be no liability or obligation on the part of Parent, Purchaser or the Company. No party is relieved of any liability for its (i) breach of any of its covenants or agreements set forth in the Merger Agreement or (ii) willful or material breach of its representations or warranties set forth in the merger Agreement. Notwithstanding the foregoing, in no event shall any party be liable for punitive damages.

The Company has agreed to pay Parent the Company Termination Fee if:

•	the Merger Agreement is terminated by the Company in order to immediately enter into a definitive agreement with respect to a Superior Proposal which was validly obtained;

•	the Merger Agreement is terminated by Parent because of the occurrence of a Triggering Event; or

•

(i) the Merger Agreement is terminated (a) by either Parent or the Company due to the Offer not having been consummated by the End Date (taking into the automatic extension thereof discussed above) or due to the Offer having expired or been terminated without Purchaser having accepted for payment any Shares pursuant to the Offer and at the time of such expiration or termination the only condition that has been satisfied is the Minimum Condition or (b) by Parent due to the Company’s breach of its representations and warranties or covenants and agreements such that certain Offer Conditions would not have been satisfied, (ii) at or prior to the time of such termination an Acquisition Proposal or Inquiry shall have been announced, commenced or publicly disclosed or submitted or made known to the Company Board, and (iii) at any time after the execution of the Merger Agreement and prior to the expiration of 12 months after the termination of the Merger Agreement, the Company consummates any transaction contemplated by an Acquisition Proposal (solely for this use, all references in the definition of Acquisition Proposal to “twenty percent (20%)” shall be replaced with “thirty-five percent (35%)”) or enters into any Alternative Acquisition Agreement or a letter of intent, agreement in principle, definitive agreement or similar agreement with respect to an Acquisition Proposal (solely for this use, all references in the definition of Acquisition Proposal to “twenty percent (20%)” shall be replaced with “thirty-five percent (35%)”).

In addition, if the Merger Agreement is terminated by Parent due to a breach of the Company’s covenants, representations and warranties under the Merger Agreement described in the “Termination of Merger Agreement” section above under circumstances in which the Company Termination Fee is not then payable, the Company will pay all of Parent’s reasonably documented out-of-pocket fees and expenses (including attorneys’ fees and expenses) actually incurred by Parent and its affiliates on or prior to the termination of the Merger Agreement in connection with the transactions contemplated thereby, up to $3,500,000, in the aggregate. If subsequent to such termination, the Company becomes obligated to pay the Company Termination Fee to Parent pursuant to the terms of the Merger Agreement, any of Parent’s expenses paid pursuant to this paragraph will be credited against such Company Termination Fee.

Specific Performance. Each party to the Merger Agreement is entitled to an injunction or injunctions to prevent breaches of the Merger Agreement or to specifically enforce the performance of the terms and provisions of the Merger Agreement, in addition to any other remedy to which such party is entitled at law or in equity.

Fees and Expenses. Except as otherwise expressly set forth in the Merger Agreement, fees and expenses incurred by the parties will be paid by the party incurring such fees and expenses.

Amendment. The Merger Agreement may be amended by the parties by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, but, after (i) the initial acceptance for payment of Shares pursuant to the Offer, there will be no amendment that decreases the Merger Consideration or modifies the covenant regarding indemnification of directors and officers of the Company and (ii) after any approval of the Merger Agreement by the Company’s stockholders, no amendment will be made that by law requires further approval by the Company’s stockholders without obtaining the further approval of such stockholders.

Support Agreements. Concurrently with the execution of the Merger Agreement, on October 6, 2011, each of Dolphin Direct Equity Partners, L.P. (“Dolphin”) and the Needham Funds, which collectively beneficially owned approximately 63% of the Shares as of October 4, 2011 (on an as-converted and fully-diluted basis), entered into a Tender and Support Agreement with Parent, Purchaser and the Company (collectively, the “Support Agreements”), providing that such stockholders shall, among other things, (i) convert all shares of Preferred Stock of the Company held of record and beneficially by such stockholders into Shares (the “Conversion Shares”), (ii) waive all rights to any dividends that may accrue in respect of such shares of Preferred Stock between November 14, 2011 and November 30, 2011, (iii) tender all Shares beneficially owned by such stockholders (including the Conversion Shares) in the Offer upon the terms and subject to the conditions of the Support Agreements, (iv) not transfer any of such stockholder’s equity interests in the Company, including any Shares and Conversion Shares, other than in accordance with the terms and conditions set forth in the Support Agreements, (v) not take any action that would interfere with the performance of such stockholder’s obligations under, or the transactions contemplated by, the Support Agreements, (vi) if necessary, vote such stockholder’s Shares and Conversion Shares in favor of the Merger and the other transactions contemplated by the Merger Agreement, (vii) vote against any action or agreement that would materially interfere with or prevent the Offer or the Merger from being consummated, (viii) not solicit or initiate discussions with third parties regarding other proposals to acquire the Company, and (ix) take certain other actions and comply with certain other restrictions to support the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Support Agreements. Notwithstanding the foregoing, in the event that the Company Board effects a Company Adverse Recommendation Change, the stockholders party to the Support Agreements shall only be obligated to vote 35% of the Shares (on an as-converted basis) held by such stockholder (a) in support of the Merger and (b) against any action or agreement that would materially interfere with or prevent the Offer or the Merger from being consummated.

In the event of certain terminations of the Merger Agreement, such stockholders shall share a certain portion of any additional profit obtained by such stockholders in connection with the Company’s entry into an Alternative Acquisition Agreement with respect to a Superior Proposal (as defined in the Merger Agreement) (an “Alternative Transaction”). Pursuant to the Support Agreement with Dolphin, Dolphin is required to pay to Parent (i) 90% of the profit received by Dolphin in an Alternative Transaction from the first 13% of value in excess of the Offer Price in a Superior Proposal, (ii) 60% of the profit received by Dolphin in an Alternative Transaction from the next 13% of value (i.e. between 13% and 26%) in excess of the Offer Price in a Superior Proposal, and (iii) 35% of the profit received by Dolphin in an Alternative Transaction from the next 13% of value (i.e. between 26% and 39%) in excess of the Offer Price in a Superior Proposal. Pursuant to the Support Agreement with the Needham Funds, the Needham Funds are required to pay to Parent (i) 100% of the profit received by the Needham Funds in an Alternative Transaction from the first 13% of value in excess of the Offer Price in a Superior Proposal, (ii) 50% of the profit received by the Needham Funds in an Alternative Transaction from the next 13% of value (i.e. between 13% and 26%) in excess of the Offer Price in a Superior Proposal, and (iii) 25% of the profit received by the Needham Funds in an Alternative Transaction from the next 13% of value (i.e. between 26% and 39%) in excess of the Offer Price in a Superior Proposal. Any value received by Dolphin and/or the Needham Funds in an Alternative Transaction in excess of 39% above the Offer Price is not subject to any sharing arrangement under either Support Agreement.

Each Support Agreement will terminate upon the first to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms; or (iii) the date of any modification, waiver, change or amendment of the Offer or the Merger Agreement (without each such stockholder’s written consent) that results in (a) a decrease in the Offer Price or Merger Consideration or (b) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration; provided, however, that certain provisions of the Support Agreements (including the stockholders’ obligation not to transfer their Shares (including any Conversion Shares) in violation of the terms of the Support Agreements and to share a certain percentage of the profit received by Dolphin and/or the Needham Funds (as applicable) upon the consummation of an Alternative Transaction with Parent) shall survive any such termination of the Support Agreements.

Copies of the Support Agreements are attached as Exhibits (d)(2) and (d)(3), respectively, to the Schedule TO and are incorporated herein by reference.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the closing of the Offer, Purchaser intends to consummate the Merger as promptly as reasonably practicable, subject to the satisfaction of certain conditions.

The Company Board has unanimously authorized, adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Depending upon the number of Shares purchased by Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement to the Company’s stockholders for adoption at a stockholders’ meeting convened for that purpose in accordance with the DGCL (unless such adoption is effected by written consent in lieu of such a meeting). If stockholder approval is required, the Merger Agreement must be adopted by the stockholders of the Company who hold a majority of the outstanding Shares on the record date of such stockholders’ meeting, and Purchaser and Parent will be entitled to vote all Shares they acquire pursuant to the Offer in favor of the adoption of the Merger Agreement.

If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to adopt the Merger Agreement at the Company’s stockholders’ meeting without the affirmative vote of any other stockholder, and Purchaser may elect to adopt the Merger Agreement pursuant to a written consent in lieu of convening a stockholders’ meeting for that purpose. If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, in Purchaser’s and Parent’s discretion the Merger may be consummated without a stockholders’ meeting and without the approval of the Company’s stockholders. The Merger Agreement provides that Purchaser will be merged with and into the Company with the Company continuing as the Surviving Corporation and as a wholly-owned subsidiary of Parent, and at the Effective Time, the certificate of incorporation and by-laws of the Surviving Corporation will be amended and restated in their entirety to read identically to the certificate of incorporation and by-laws of Purchaser (except the name of the Surviving Corporation will be “Southwall Technologies Inc.”). At the Effective Time, the directors of Purchaser will become the directors of the Surviving Corporation and the officers of the Company will become the officers of the Surviving Corporation.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of the Company will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Merger Consideration and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the Offer Price or the Merger Consideration. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the Offer Price or the Merger Consideration. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purpose to be a complete statement of the procedures to be followed by stockholders desiring to exercise any available appraisal rights. If the Offer is consummated, Parent and Purchaser will provide additional information to stockholders of the Company regarding the procedures to be followed in order to exercise appraisal rights under the DGCL, including the text of the applicable statute of the DGCL, in any proxy statement or merger notice delivered to stockholders of the Company in connection with the Merger.

The preservation and exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to follow the steps required by the DGCL for perfecting appraisal rights may result in the loss of such rights. Stockholders of the Company who tender Shares in the Offer will not have appraisal rights.

Going Private Transaction. The SEC has promulgated Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Parent currently intends to request that the Company take all necessary action to enable Parent’s designees to be so elected or designated to the Company Board, subject to the requirement in the Merger Agreement regarding the presence of at least such number of directors as may be required by the rules of Nasdaq or the federal securities laws who are considered independent directors within the meaning of such laws until the Effective Time. Purchaser currently intends, as soon as reasonably practicable after consummation of the Offer, to consummate the Merger, subject to the satisfaction of certain conditions.

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are listed on The Nasdaq Capital Market. According to the published guidelines of the Financial Industry Regulatory Authority, the Shares might no longer be eligible for continued inclusion in The Nasdaq Capital Market if, among other things, the number of publicly held Shares falls below 500,000, the aggregate market value of the publicly held Shares is less than $2.5 million, or there are fewer than two market makers for the Shares. Shares held by officers or directors of the Company or their immediate family members, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.

If the Shares cease to be listed on The Nasdaq Capital Market, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares (other than dividends or distributions with respect to outstanding shares of Preferred Stock, which accrue in the ordinary course subject to limitations set forth in the Support Agreements).

15.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights and obligations to extend and/or amend the Offer pursuant to the terms and conditions of the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for any tendered Shares, and may, subject to the restriction referred to above, delay the acceptance for payment of or the payment for, any tendered Shares, in the event that at a scheduled Expiration Date of the Offer (as it may be extended pursuant to the terms of the Merger Agreement):

•	the Minimum Condition shall not be satisfied;

•

the required antitrust approvals under the HSR Act and any applicable foreign antitrust laws or any applicable waiting periods required under any of the foregoing, shall not have been obtained or shall not have expired or been terminated (as applicable);

•

any law, order, decree, injunction or ruling (whether temporary, preliminary or permanent in nature) enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger, by any governmental entity the effect of which is to, or would reasonably be expected to, directly or indirectly, (i) make illegal or otherwise prohibit or materially delay consummation of the Offer and/or the Merger, (ii) restrict or prohibit the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of the Company or any of the Company’s subsidiaries or compel Parent or any of its subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Company or any of its subsidiaries (or all or any portion of the business or assets of Parent or any of its subsidiaries as it relates to the business or assets of the Company or any of its subsidiaries), or (iii) restrict or prohibit Parent or any of its subsidiaries from acquiring or holding the Shares or exercising full rights of ownership thereof, including the right to vote any Shares acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Company, or require divestiture or holding separate by Parent or any of its subsidiaries of any Shares;

•

in the event that the exercise of the Top-Up Option may be necessary to ensure that Parent or Purchaser owns at least ninety percent (90%) of the outstanding Shares immediately after the Acceptance Time or the expiration of any subsequent offering period, there shall be any restriction or legal impediment on Purchaser’s ability or right to exercise the Top-Up Option under applicable law;

•

(i) the representations and warranties relating to the capitalization of the Company (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) shall not be true and correct in all respects as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct in all respects as of such earlier date), subject only to de minimis exceptions; (ii) the representations and warranties of the Company relating to the absence of a Company Material Adverse Effect since December 31, 2010 shall not be true and correct, without disregarding the Company Material Adverse Effect qualification contained therein, as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date; (iii) certain representations and warranties of the Company that relate to the recommendation of the Company Board related to the Offer, the Merger and the other transactions contemplated by the Merger Agreement; the organization of the Company; the lack of any conflict regarding or failure to obtain any required consent in connection with the Company’s entry into the Merger Agreement and consummation of the transactions contemplated thereby; the Company’s conduct of its business since December 31, 2010; the Company’s compliance with applicable law; takeover laws; disclosure documents relating to the Offer and the Merger; the absence of undisclosed finders’ and brokers’ fees in connection with the Offer, the Merger or any of the transactions contemplated by the Merger Agreement; the opinion of the Company’s financial advisor regarding the fairness of the Offer Price and voting requirements

(without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) shall not be true and correct in all material respects as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct in all material respects as of such earlier date); (iv) (a) certain representations and warranties that relate to material contracts, intellectual property and customers and suppliers shall not be true and correct in all material respects (except that such representations and warranties that are qualified by reference to materiality or Company Material Adverse Effect, which shall not be true and correct in all respects) as of the date of the Merger Agreement (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct in all material respects as of such earlier date) or (b) the representations and warranties which relate to customers and suppliers (without giving effect to any references to suppliers therein and without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) shall not be true and correct as of the Expiration Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct as of such earlier date) and, in the case of this clause (b), the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse impact on the Company and its subsidiaries, taken as a whole; or (v) any representations and warranties of the Company set forth in the Merger Agreement (including those representations and warranties referred to in clause (i), (ii), (iii) or (iv)) (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) shall not be true and correct as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct as of such earlier date) and, in the case of this clause (v), the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

•

the Company shall have failed to perform in all material respects all obligations required to be performed by it under the Merger Agreement, and such failure to perform shall not have been cured prior to the then scheduled Expiration Date;

•	since the date of the Merger Agreement, there shall have occurred a Company Material Adverse Effect;

•

since the date of the Merger Agreement, there shall have occurred any destruction of, damage to or loss at the Company’s manufacturing facility located in Dresden, Germany (whether by fire or otherwise) that has caused or is reasonably expected to cause a 30% or greater reduction in such facility’s manufacturing capacity for a period reasonably expected to extend for more than 180 days;

•

Parent shall not have received a certificate signed on behalf of the Company by the chief executive officer thereof to the effect that none of the conditions specified in the foregoing four bullet points immediately above shall have occurred and be continuing;

•

(i) any shares of the Company’s Preferred Stock shall remain issued or outstanding (other than shares of the Company’s Preferred Stock that are to be converted into Shares and tendered as contemplated by the Support Agreements) or (ii) the conversion of any shares of the Company’s Preferred Stock or the tender of the Shares to be issued upon conversion of such shares of Preferred Stock as contemplated by the Support Agreements and in accordance with the Offer shall not have been validly effectuated such that any Shares issued upon conversion of shares of Preferred Stock shall not have been validly tendered or shall have been withdrawn in accordance with the terms of the Offer;

•	(i) the Company Board shall have delivered a notice to Parent indicating that it intends to effect a Company Adverse Recommendation Change, (ii) the Company, the Company Board or any committee thereof shall have effected a Company Adverse Recommendation Change, whether or not permitted by the terms hereof, or (iii) the Company shall have breached in any material respect to any of its obligations under the non-solicitation provisions of the Merger Agreement; or

•	the Merger Agreement shall have been terminated in accordance with its terms or any event shall have occurred which gives Parent the right to terminate the Merger Agreement.

For purposes of determining whether the Minimum Condition has been satisfied, Parent and Purchaser shall have the right to include or exclude for purposes of its determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures.

The foregoing conditions are for the benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances (other than conditions that are caused by actions or inactions by Parent or Purchaser) giving rise to such condition, in whole or in part at any applicable time or from time to time prior to the Expiration Date, in its sole discretion prior to the expiration of the Offer, and all conditions (except for the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company) may be waived by Parent and Purchaser, in their sole discretion, in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.

16.	Certain Legal Matters; Regulatory Approvals.

General. Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Conditions of the Offer.”

State Takeover Statutes. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company Board approved, for purposes of Section 203, the entering into by Purchaser, Parent and the Company of the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that the restrictions of Section 203, with respect to the Company, will not be applicable to Parent and Purchaser by virtue of such actions.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act and the related rules and regulations that have been issued by the United States Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 PM, New York City time, on the following business day. The Company must file a Premerger Notification and Report Form within ten calendar days after Parent files its Premerger Notification and Report Form. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger on October 14, 2011, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 PM, New York City time, on or about October 31, 2011, unless terminated earlier by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by a court order. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

Foreign Antitrust Laws. Parent and its subsidiaries conduct business in a number of countries outside of the United States in which the Company transacts business or its products are sold. Based on our review of the information currently available about the business in which the Company and its subsidiaries are engaged, a pre-merger notification is required to be made under the antitrust and competition laws of Germany. Consummation of the Offer is subject to the condition that the filing, consent, approval, action, ruling or no-action letter required to be obtained pursuant to the antitrust laws of Germany have been obtained, waived or made, and the waiting period required under such laws have expired or been terminated. There can be no assurance that that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable waiting period under the antitrust laws of Germany has not expired or been terminated or any consent, approval, action, ruling or no-action letter required to consummate the Offer under the antitrust laws Germany has not been obtained, we will not be obligated to accept for payment or pay for any validly tendered Shares unless and until such approval has been obtained such applicable waiting period has expired or exemption has been obtained. The Company and Parent jointly filed a Notification to the Germany Federal Cartel Office (“the FCO”) for review in connection with the Offer on October 12, 2011. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire on November 14, 2011, prior to the Expiration Date, unless the waiting period is earlier terminated by the FCO of is extended by a request from the FCO for additional information or documentary material prior to that time. See Section 15—“Conditions of the Offer” for certain conditions of the Offer, including with respect to foreign antitrust approvals.

17.	Fees and Expenses.

Parent and Purchaser have retained Computershare Trust Company, N.A. to be the Depositary in connection with the Offer and D.F. King & Co., Inc. to be the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive reasonable customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

The Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and telecopy and may request brokers, bankers and other nominees to forward the materials relating to the Offer to beneficial owners of Shares.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

In reliance on Rule 14d-10(b)(2) promulgated under the Exchange Act, the Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Parent and Purchaser have filed with the SEC the Schedule TO pursuant to Rule 14d-3 promulgated under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. Unless otherwise indicated, the current business address of each such person is c/o Solutia Inc., 575 Maryville Centre Drive, P.O. Box 66760, St. Louis, Missouri 63166-6760. Each such person is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Robert K. deVeer, Jr. Director	Mr. deVeer serves as President of deVeer Capital LLC, a private investment company which he founded in 1996. From 1995 until his retirement in 1996, Mr. deVeer served as Managing Director, Head of Industrial Group at Credit-Suisse First Boston. Mr. deVeer has also served since 1998 as a director of Palatin Technologies, Inc. Mr. deVeer joined Parent’s board of directors in 2008.

James P. Heffernan, Director	Mr. Heffernan currently serves as a member of the board of directors of United Natural Foods, Inc. and of Command Security Corporation (since 2010). Mr. Heffernan also serves as Vice Chairman and as a Trustee of the New York Racing Association. Previously, Mr. Heffernan served as President of WHR Management Corp. and as General Partner and President of Whitman Heffernan & Rhein Workout Funds. From 1993 to 2000, Mr. Heffernan served as Chief Financial Officer, Chief Operating Officer and as a Director of Danielson Holding Corporation. From 1993 until 2000, Mr. Heffernan served as a Director of Columbia Energy Group. Mr. Heffernan has been a member of Parent’s board of directors since 2008.

Edgar G. Hotard, Director	Mr. Hotard has been an independent consultant/investor since 1999 when he retired as President and Chief Operating Officer of Praxair, Inc. He has served as a Venture Partner of ARCH Venture Partners since September 2004, and as a Partner at Hao Capital. He also serves as an advisor to the Monitor Group and as the Chairman of the Monitor Group (China). Mr. Hotard serves as a director of Albany International Corporation and lead director of Global Industries, Ltd. Mr. Hotard has been a member of Parent’s board of directors since 2011.

W. Thomas Jagodinski, Director	Mr. Jagodinski retired as President, Chief Executive Officer and director of Delta and Pine Land Company after sixteen years of service. Before joining Delta Pine and Land Company, Mr. Jagodinski held senior positions in public accounting firms. Mr. Jagodinski serves as a director of Lindsay Corporation and Phosphate Holdings Inc. Mr. Jagodinski has been a member of Parent’s board of directors since 2008.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
William T. Monahan, Lead Director	Mr. Monahan is the retired Chairman and Chief Executive Officer of Imation Corporation, a spin off from 3M Company, where he served in that capacity from 1996 to 2004. Mr. Monahan served as a director from January 2005 and Chairman of the Board and interim CEO from August 2006 to 2007 of Novelis Inc., a spin off of Alcan Aluminum. Mr. Monahan is a director of Hutchinson Technology, Inc., Mosaic Company and Pentair, Inc. Mr. Monahan joined Parent’s board of directors in 2008.

Robert A. Peiser, Director	Mr. Peiser previously served as Chairman and Chief Executive Officer of Omniflight Helicopters, Inc., from 2008 to 2010 and as President, Chief Executive Officer and a director of Imperial Sugar Company from 2002 to 2008. Mr. Peiser serves as the Vice Chairman of the Board of Signature Group Holdings, Inc. Mr. Peiser also serves as a director of Team Inc. During the last five years, but not currently, he also served as a director of Kitty Hawk, Inc. and Pinnacle Airlines. Mr. Peiser currently serves as Chairman of the Board of the Texas TriCities Chapter of the National Association of Corporate Directors. Mr. Peiser has been a member of Parent’s board of directors since 2008.

Jeffry N. Quinn, Director, Chief Executive Officer	Mr. Quinn serves as Parent’s President, Chief Executive Officer and Chairman of the Board. Mr. Quinn joined Parent in January 2003 as Senior Vice President, General Counsel and Secretary. Mr. Quinn became Chief Restructuring Officer in June 2003. Mr. Quinn became our President and CEO and a director in May 2004 and was elected Chairman of the Board in February 2006. Mr. Quinn joined the board of directors of Tronox Incorporated upon its emergence from Chapter 11 bankruptcy proceedings on February 14, 2011. Mr. Quinn also served as a director of Tecumseh Products Company from August 2007 until August 2009.

William C. Rusnack, Director	Mr. Rusnack is a private investor. Mr. Rusnack served as President and Chief Executive Officer and a director of Premcor, Inc., Prior to joining Premcor, Mr. Rusnack was President of ARCO Products Company. During his 31-year career with ARCO, he was also President of ARCO Transportation Company and Vice President of Corporate Planning and Senior Vice President, Marketing and Employee Relations. Mr. Rusnack has served since 2001 as a director of Sempra Energy, where he currently serves as its Lead Director and has also been a director since 2002 of Peabody Energy Corporation. Additionally, since 1997, Mr. Rusnack has served as a director of Flowserve Corporation. Mr. Rusnack has been a member of Parent’s board of directors since 2010.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Gregory C. Smith, Director	Mr. Smith is Principal of Greg C. Smith LLC, a consulting firm. Previously, Mr. Smith was employed by Ford Motor Company for over 30 years until his retirement in 2006, when he held the title of Vice Chairman (from 2005 until 2006). Mr. Smith serves as a director of Lear Corporation. He is also a director of Penske Corporation and previously served as a director of Fannie Mae from 2005 until 2008. Mr. Smith also serves as a director of Challenge Aspen. Mr. Smith has been a member of Parent’s board of directors since 2008.

Paul J. Berra, III, Senior Vice President, Legal and Governmental Affairs and General Counsel	Senior Vice President, Legal and Governmental Affairs and General Counsel of Parent. Prior to December 2008, Mr. Berra held the position of Senior Vice President, General Counsel and Chief Administrative Officer of Parent. From August 2006 until December 2008, Mr. Berra held the position of Vice President—Governmental Affairs and Communication of Parent.

Robert T. DeBolt, Senior Vice President, Business Operations	Senior Vice President of Business Operations of Parent. Before being named to that position in February 2007, Mr. DeBolt held the position of Vice President—Strategy of Parent since December of 2004.

D. Michael Donnelly, Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of Parent. Prior to August 2011, Mr. Donnelly served as president and general manager of Parent’s Performance Films division. Before being named to this position in 2010, Mr. Donnelly served as president and general manager of Parent’s Technical Specialties Division. Prior to that, he was vice president of Rubber Chemicals for Parent’s Flexsys® subsidiary.

Gary M. Glandon, Senior Vice President and Chief Human Resources Officer	Senior Vice President and Chief Human Resources Officer of Parent. Mr. Glandon served as Chief Human Resources Officer for Energy Conversion Devices from July 2009 until joining Parent in October 2010 and as Chief People Officer for Insight Enterprises from February 2005 until April 2009.

Nadim Z. Qureshi, Senior Vice President, Corporate Development— Emerging Markets and President of Photovoltaics	Senior Vice President of Corporate Development-Emerging Markets & President, Photovoltaics of Parent. Before being named to this position in August 2011, Mr. Qureshi was Vice President, Corporate Strategy and Development from May 2009 and Vice President and General Manager, Nylon Resins since joining Parent in June 2005.

Timothy J. Spihlman, Senior Vice President, Corporate Strategy and Analysis	Senior Vice President of Corporate Strategy and Analysis of Parent. Before being named to his current role in August 2011, Mr. Spihlman served as Parent’s Vice President—Corporate Controller & Information Technology from April 2009 and as Vice President and Corporate Controller of Parent since June 2004.

James M. Sullivan, Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Parent since April 2011. Prior to that position, Mr. Sullivan served as Parent’s Executive Vice President, Chief Financial Officer and Treasurer since January 2009. Additionally, Mr. Sullivan served as Parent’s Senior Vice President, Chief Financial Officer and Treasurer of Parent since June 2004 and Senior Vice President and Chief Financial Officer since May 2004, respectively.

2. Directors and Executive Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each such person is c/o Solutia Inc., 575 Maryville Centre Drive, P.O. Box 66760, St. Louis, Missouri 63166-6760. Each such person is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Robert T. DeBolt, Director and President	Senior Vice President of Business Operations of Parent. Before being named to that position in February 2007, Mr. DeBolt held the position of Vice President—Strategy of Parent since December of 2004.

D. John Srivisal, Director and Vice President	Vice President, Transaction Execution of Parent. Before being named to that position in January 2009, Mr. Srivisal held the position of Director—Planning and Coordination of Parent since June 2004.

James A. Tichenor, Director and Vice President and Treasurer	Vice President and Treasurer of Parent. Before being named to that position in April 2011, Mr. Tichenor held the position of Vice President and Assistant Treasurer of Parent since April 2009 and Assistant Treasurer and Director—Treasury Operations of Parent since June 2004.

Miriam Rogers Singer, Vice President and Secretary	Vice President and Corporate Secretary of Parent. Before being named to that position in April 2011, Ms. Singer held the position of Corporate Secretary and Assistant General Counsel of Parent since January 2009 and Assistant General Counsel and Assistant Secretary of Parent since June 2004.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

If delivering by mail:	If delivering by overnight delivery:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, Massachusetts 02021

By Facsimile Transmission:

(For Eligible Institutions Only)

(617) 360-6810

Confirm Facsimile Transmission:

(781) 575-2332

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 487-4870

Email: tender@dfking.com